Filed pursuant to Rule 424(b)(5)
Registration No. 333-229740

PROSPECTUS

SUBSCRIPTION RIGHTS TO PURCHASE UP TO 3,380,920 ORDINARY SHARES

We are distributing at no charge to the holders of our ordinary shares at 5:00 p.m., New York City time on March 18, 2019, which we refer to as the record date, subscription rights to purchase up to an aggregate of 3,380,920 of our ordinary shares. We will distribute to you five (5) subscription rights for every three (3) ordinary shares that you own on the record date. Your rights will be rounded down to the nearest whole number and accordingly, no fractional rights will be issued in the rights offering.

Each right entitles the holder to purchase, at a price of $1.464 per share, one ordinary share.  The subscription price, the number of shares that must be owned to receive one right and the number of ordinary shares to be issued for each right exercised have been set by us.  There is no minimum subscription amount required for consummation of the rights offering.

Subscription right holders who fully exercise their basic subscription rights will be entitled to subscribe for additional ordinary shares that remain unsubscribed as a result of any unexercised basic subscription rights, which we refer to as the over-subscription right.  If an insufficient number of ordinary shares are available to satisfy fully the over-subscription requests, then the available ordinary shares will be distributed among subscription rights holders who exercised their over-subscription right, based on the procedures set forth herein.

Nistec Golan Ltd. (“Nistec Golan”), our controlling shareholder, holds 50.5% of our voting rights which it  acquired from its affiliate Nistec Ltd. Nistec Ltd., our then controlling shareholder, informed us in November 2018 that it intended to exercise its subscription rights by converting approximately $2.5 million of debt owed to it by our company into our ordinary shares. In March 2019, Nistec informed us that instead of converting the debt owed to it, it will participate in the rights offering by means of a cash investment of at least $2.5 million. Nistec Golan and Nistec Ltd., are privately held companies indirectly controlled by Yitzhak Nissan, through Nistec Holdings Ltd. (Nistec Holding Ltd. and/or any of its subsidiaries are referred to herein as “Nistec”).

The subscription rights will expire at 5:00 p.m., New York City time, on April 9, 2019, which we refer to as the expiration date. Any rights not exercised at or before that time will expire worthless without any payment to the holders of those unexercised rights, unless we decide in our sole discretion to extend the expiration date of the rights offering. The subscription rights may not be sold or transferred except for being transferable by operation of law, and will not be tradable on any trading market.

The issuance of ordinary shares purchased in the rights offering will be made on or about April 12, 2019. American Stock Transfer & Trust Company, LLC will send electronic certificates representing ordinary shares purchased in the rights offering to record holders registered in our shareholders register maintained by it promptly after such date. Beneficial owners of our ordinary shares whose shares are held by a nominee, such as a broker, dealer or bank, rather than in their own name, will have any ordinary shares acquired in the rights offering credited to the account of such nominee on or about April 12, 2019.

We may terminate or cancel the rights offering in our sole discretion at any time prior to April 9, 2019, for any reason. If the rights offering is terminated, then we will return your subscription price payment, but without any payment of interest.

You should carefully consider whether to exercise your subscription rights before the expiration date.  All exercises of subscription rights are irrevocable.  Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “ELTK”. The last sale price of our ordinary shares on NASDAQ on March 15, 2019 was $2.10 per share. The ordinary shares issued in the rights offering will also be listed for trading on NASDAQ.

Investing in our securities involves a high degree of risk.  See “Risk Factors” beginning on page 12 of this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus to read about factors you should consider before deciding whether to exercise your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense under the laws of the United States.
Prospectus dated March 18, 2019

i

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

The following are examples of what we anticipate may be common questions about the rights offering.  The answers are based on selected information from this prospectus.  The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering.  This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks relating to the rights offering, our business, our ordinary shares and our location in Israel.

Exercising the subscription rights and investing in our securities involves a high degree of risk.  We urge you to carefully read the section entitled “Risk Factors” beginning on page 12 of this prospectus and all other information included or incorporated by reference in this prospectus in its entirety before you decide whether to exercise your rights.

Q:          What is a rights offering?

A:           A rights offering is a distribution of subscription rights on a pro rata basis to all existing shareholders of a company to buy a proportional number of additional securities at a given price. We are distributing to holders of our ordinary shares, at no charge, as of the close of business on the record date (March 18, 2019), subscription rights to purchase up to an aggregate of 3,380,920 of our ordinary shares. You will receive five (5) subscription rights for every three (3) ordinary shares you own at the close of business on the record date. Each right carries with it a basic subscription right and an over-subscription right. The basic and over-subscription rights will be evidenced by subscription rights certificates, which may be physical certificates but will more likely be electronic instruments issued through the facilities of the Depository Trust Company, or DTC.

Q:          Why are we undertaking the rights offering, and how will we use the proceeds from the rights offering?

A:           We are undertaking this rights offering in order to increase our shareholders equity in order to regain compliance with Nasdaq’s required minimum shareholders for continued listing on Nasdaq. We intend to use the net proceeds from this offering to repay bank debt and for general coporate purposes including working capital. In March 2019, Nistec informed us that it will participate in the rights offering by means of a cash investment in an amount of at least $2.5 million. We do not currently have specific plans or commitments with respect to the net proceeds from this offering other than with respect to the repayment of  approximately $1.4 million of bank debt. We will have broad discretion in the way that we use the remaining net proceeds of this offering. We had approximately $1.2 million of cash and cash equivalents as of September 30, 2019.

The rights offering provides all of our existing shareholders the opportunity to participate in our capital raising efforts, in a manner that allows them to maintain, and possibly increase, their proportional ownership interest in us.

Q:          How much money will Eltek raise as a result of the rights offering?

A:          We estimate that the proceeds from the rights offering will be approximately $4.8 million (assuming the sale of 3,380,920 ordinary shares at an assumed subscription price of $1.464 per share), after deducting expenses related to the rights offering payable by us, estimated at approximately $185,000.

Q:          What is a subscription right?

A:           We expect to issue five (5) subscription rights for every three (3) of our ordinary shares that you own on the record date. Each subscription right carries with it a basic subscription right and an over-subscription right and entitles the holder of the right the opportunity to purchase, at the subscription price of $1.464 per right, one (1) ordinary share. Your subscription rights will be rounded down to the nearest whole number and accordingly, no fractional rights will be issued in the rights offering.

Q.          May I transfer my subscription rights?

A:          No. The subscription rights may not be sold or transferred except for being transferable by operation of law.  The subscription rights will not be traded on the NASDAQ Capital Market or any other trading market.

Q:          What is a basic subscription right?

A:          Each basic subscription right gives you the opportunity to purchase one (1) of our ordinary shares.  You may exercise any number of your basic subscription rights or you may choose not to exercise any subscription rights at all.

For example, if you own 3,000 of our ordinary shares on the record date and you are granted five (5) subscription rights for every three (3)  ordinary shares you own at that time, then you would have the basic right to purchase up to 5,000 ordinary shares at $1.46 per share, or an  aggregate price of up to $7,320.

If you hold your ordinary shares in the name of a broker, dealer, bank or other nominee who uses the services of the DTC, then DTC will credit the account of the nominee with five rights for every three ordinary shares you own at the record date.

Q:          What is an over-subscription right?

A:           If you elect to purchase all of the securities available to you pursuant to your basic subscription right, you may also elect to subscribe for additional rights that remain unsubscribed as a result of any other shareholders not exercising their basic subscription rights.  If an insufficient number of shares are available to satisfy fully the over-subscription requests, then the available shares will be distributed proportionately among subscription rights holders by calculating the number of rights you properly exercised using your basic subscription rights relative to the number of rights properly exercised by all subscribers who have over-subscribed.  Payments in respect of over-subscription rights are due at the time payment is made for the basic subscription right.  Any excess subscription price payments will be returned, without interest or deduction, promptly after the expiration of the rights offering.

Subscription rights may only be exercised for whole numbers of ordinary shares; no fractional ordinary shares will be issued in the rights offering.

Q:           Who may participate in the rights offering?

A:          Only holders of record of our ordinary shares as of March 18, 2019 (the record date) are entitled to participate in the rights offering.

Q:          Will the officers, directors and significant shareholders of Eltek be exercising their rights?

A:          In December 2018, Nistec Ltd., transferred its ownership interest in our company to Nistec Golan, a company indirectly controlled by Yitzhak Nissan.  Nistec Golan is, as of the date hereof, our controlling shareholder, holding 50.5% of our voting rights. Nistec Ltd. initially  informed us in November 2018 that it intends to exercise its subscription right by converting approximately $2.5 million of debt owed to it by the Company into the Company’s ordinary shares. In February 2019, Nistec Golan informed us that instead of converting the  debt owed to it, it will participate in the rights offering by means of a cash investment in an amount of at least $2.5 million.

Q:           Will the subscription rights and the ordinary shares that I receive upon exercise of my rights be tradable on the NASDAQ Capital Market?

A:          Our ordinary shares are listed on the NASDAQ Capital Market under the ticker symbol “ELTK.”  The ordinary shares issued in the rights offering will also be listed for trading on the NASDAQ Capital Market.  However, the subscription rights may not be sold or transferred except for being transferable by operation of law, and will not be tradable on the NASDAQ Capital Market or any other trading market.

Q:           How do I exercise my basic subscription right and over-subscription right?

A:          Shortly after the record date we will send a subscription rights certificate to each holder of our ordinary shares that on the record date is registered in our shareholder register maintained by American Stock Transfer & Trust Company, LLC, the transfer agent of our ordinary shares, which is also acting as the subscription agent for the rights offering. The subscription rights certificate will evidence the number of subscription rights issued to each holder and will be accompanied by a copy of this prospectus.

If you are a record holder of our ordinary shares and you wish to exercise your subscription rights, you should complete the exercise form on the back of the rights certificate and send the certificate, accompanied by the subscription price, to the subscription agent.  The subscription rights certificate, together with full payment of the subscription price, must be received by the subscription agent on or prior to the expiration date of the rights offering.

If you are a record holder, in order to properly exercise your over-subscription right, you must: (i) indicate on your subscription rights certificate that you submit with respect to the exercise of the rights issued to you how many additional rights you are willing to exercise pursuant to your over-subscription right and (ii) concurrently deliver the subscription payment related to your over-subscription right at the time you make payment for your basic subscription right.  All funds from over-subscription rights that are not honored will be promptly returned to shareholders, without interest or deduction.

If you use the mail, we recommend that you use insured, registered mail, return receipt requested.  We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents.

If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer, bank or other nominee (including a member of the DTC), rather than in your own name, and you wish to exercise your subscription rights, you should contact your nominee to exercise your subscription rights sufficiently in advance of the expiration of the subscription period in order to ensure timely delivery of a subscription rights certificate reflecting your exercise.  Your nominee will instruct you as to the proper time and payment of the subscription price. See also “The Rights Offering – Methods for Exercising Rights”.

Q:           Am I required to subscribe in the rights offering?

A:          No. You may exercise any number of your subscription rights, or you may choose not to exercise subscription rights at all.

Q:          What happens if I choose not to exercise my subscription rights?

A:          You will retain your current number of ordinary shares even if you do not exercise your basic subscription rights.  However, if you do not exercise your basic subscription right in full, the percentage of our ordinary shares that you own will decrease, and your voting and other rights will be diluted to the extent that other shareholders exercise their basic and over-subscription rights.

Q:          When will the subscription rights expire?

A:          The subscription rights will expire, if not exercised, at 5:00 p.m., New York City time on April 9, 2019, unless we decide to terminate the rights offering earlier or to extend this date. We or the subscription agent must actually receive all required documents and payments before that time and date. Any rights not exercised at or before the applicable time will expire without any payment to the holders for those unexercised rights. See “The Rights Offering – Expiration of the Rights Offering.”

If you hold your shares through a broker, dealer or other nominee, you will be required to comply with the procedural requirements of such nominee, including the procedures relating to the last time by which you may be required to provide notice of your intention to exercise your rights.  For further information see “The Rights Offering – Methods for Exercising Rights”.

If you do not timely exercise your rights in accordance with the procedures applicable to you, your ability to exercise the rights and purchase the ordinary shares will expire.

Q:          Will Eltek be requiring a minimum dollar amount of subscriptions to consummate the rights offering?

A:          No. There is no minimum subscription requirement to consummate the rights offering.

Q:          Is exercising my subscription rights risky?

A:          The exercise of your subscription rights and over-subscription rights (and the resulting ownership of our ordinary shares) involves a high degree of risk.  Exercising your subscription rights means buying ordinary shares and should be considered as carefully as you would consider any other equity investment.  You should carefully consider the information under the heading “Risk Factors” and all other information included in this prospectus before deciding to exercise your subscription rights.

Q:          After I exercise my subscription rights, can I change my mind and cancel my purchase?

A:          No.  Once you send in your subscription rights certificate and payment, you cannot revoke the exercise of either your basic or over-subscription rights, even if the market price of our ordinary shares is below the $1.464 per share subscription price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional ordinary shares at the proposed subscription price.  Any rights not exercised at or before the expiration date will expire worthless without any payment to the holders for those unexercised rights.

Q:          Can the board of directors cancel, terminate or amend the rights offering?

A:          Our board of directors may decide to cancel or terminate the rights offering at any time and for any reason prior to 5:00 p.m. New York City time on April 9, 2019. If our board of directors cancels or terminates the rights offering, we will issue a press release notifying shareholders of the cancellation or termination, and any money received from subscribing shareholders will be promptly returned, without interest or deduction.

We may amend or modify the terms of the rights offering, including the extension of the expiration date of the rights offering.

Q:          What should I do if I want to participate in the rights offering but my ordinary shares are held in the name of my broker, dealer, bank or other nominee and not in my name?

A:          Beneficial owners of our ordinary shares whose shares are held by a nominee, such as a broker, dealer, bank or trustee, rather than in their own name, must contact that nominee to exercise their rights.  In that case, the nominee will complete the subscription rights certificate on behalf of the beneficial owner and arrange for proper payment by one of the methods described above. For further information see “The Rights Offering – Methods for Exercising Rights”.

Q:          Will I be charged a sales commission or a fee if I exercise my subscription rights?

A:          We will not charge a brokerage commission or a fee to subscription rights holders for exercising their subscription rights.  However, if you exercise your subscription rights and/or sell any underlying ordinary shares through a broker, dealer, bank or other nominee, you will be responsible for any fees charged by your broker, dealer, bank or other nominee.

Q:          What is the recommendation of the board of directors regarding the rights offering?

A:          None of Eltek, our board of directors or the subscription agent is making any recommendation as to whether or not you should exercise your subscription rights. You are urged to make your decision in consultation with your own advisors as to whether or not you should participate in the rights offering or otherwise invest in our securities and only after considering all of the information included in this prospectus, including the “Risk Factors” section that follows.

Q:          How were the terms of the rights offering established?

A:          Our board of directors appointed a special committee to oversee the rights offering and make a recommendation to the board of directors with respect to the terms of the rights offering. The special committee is composed of three members of our board of directors, who are not affiliated with our controlling shareholders.  The special committee recommended the subscription price to our board of directors, which in turn considered the terms of the rights offering.  In determining the pricing of the rights offering, the special committee and our board of directors considered, among other things, the need to offer the shares at a price that would be attractive to investors relative to the then current trading price for our ordinary shares, historical and current trading prices and volumes for our ordinary shares, the need for capital and alternatives available to us for raising capital, potential market conditions and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis  In conjunction with its review of these factors, the special committee and our board of directors reviewed, with the assistance of financial advisors, our history and prospects, including our past and present earnings, our prospects for future earnings, and the outlook for our industry, our current financial condition and a range of subscription prices compared to market prices in various prior rights offerings.

The subscription price does not necessarily bear any relationship to any other established criteria for value. You should not consider the subscription price as an indication of value of our company or our ordinary shares. You should not assume or expect that, after the rights offering, our ordinary shares will trade at or above the subscription price in any given time period. The market price of our ordinary shares may decline during or after the rights offering, and you may not be able to sell the shares of our ordinary shares purchased during the rights offering at a price equal to or greater than the subscription price. You should obtain a current quote for our ordinary shares before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of this rights offering. On March 15, 2019, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $2.10 per share.

Q:          What are the U.S. federal income tax consequences of receiving or exercising my subscription rights?

A:          A U.S. holder of ordinary shares likely will not recognize any income, gain or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights.  You should consult your own tax advisor as to the particular consequences to you of the rights offering.  See “Material U.S. Federal Income Tax Considerations.”

Q:          What are the Israeli income tax consequences of receiving or exercising my subscription rights?

A:           A U.S. holder of ordinary shares likely will not recognize any income, gain or loss for Israeli income tax purposes in connection with the receipt or exercise of subscription rights.  However, no tax ruling from the Israeli Income Tax Authority will be sought for the rights offering.  You should consult your own tax advisor as to the particular consequences to you of the rights offering.  See “Certain Israeli Tax Considerations.”

Q:          How many ordinary shares will be outstanding after the rights offering?

A:           The number of ordinary shares that will be outstanding immediately after the completion of the rights offering will be 5,409,472 ordinary shares, assuming full participation in the rights offering and the issuance of 3,380,920 ordinary shares. This amount excludes 71,357 ordinary shares issuable upon the exercise of outstanding exercisable options.

Q:           If I exercise my subscription rights, how will I receive ordinary shares in the rights offering?

A:          The issuance of ordinary shares purchased in the rights offering will be made on or about April 12, 2019. American Stock Transfer & Trust Company, LLC will credit your account for the number of ordinary shares purchased in the rights offering on our shareholder register maintained by it promptly after such date. Beneficial owners of our ordinary shares whose shares are held by a nominee, such as a broker, dealer or bank, rather than in their own name, will have any ordinary shares acquired in the rights offering credited to the account of such nominee on such date.

Q:          Who is the subscription agent for the rights offering?

A:          The subscription agent is American Stock Transfer & Trust Company, LLC.  The address for delivery to the subscription agent is as follows:

By Hand, Mail or Overnight Courier:
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
 Attention: Reorganization Department

Your delivery to the subscription agent to an address other than the address set forth above will not constitute valid delivery and, accordingly, may be rejected by us.

Q:         What should I do if I have other questions?

A:              If you have any questions or need further information about the rights offering, please contact our information agent,  DF King, at eltek@dfking.com, or at (800)-283-2170 or our Chief Financial Officer, Alon Mualem, at Alonm@nisteceltek.com, or at +972-3- 9395023, during his normal business hours.  For a more complete description of the rights offering, see “The Rights Offering.”

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and notes to those consolidated financial statements, before making an investment decision.

Eltek Ltd.

We are a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and are the Israeli leader in some of the segments of this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

We were founded in 1970 and are incorporated under the laws of the State of Israel. Our headquarters, R&D, production and marketing center are located in Israel. We also operate through subsidiaries in North America and in Europe and by agents and distributors in Europe, India and South Africa. Our principal executive offices are located at 20 Ben Zion Gelis Street, Sgoola Industrial Zone,  Petach Tikva 4927920, Israel , and our telephone number is +972-3-9395025. Our agent for service of process in the United States is Eltek USA, Inc., located at 250 Commercial Street, Suite 2022, Manchester, NH 03101, USA, and its telephone number is +1 603 421 0020. Our website address is http://www.nisteceltek.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes.

Recent Events

Based on a preliminary and unaudited financial report, we expect to report revenues of approximately $34.0 million for the year ended December 31, 2018 and an operating loss of between $2.0 – $2.4 million as compared to revenues of $32.8 million and an operating loss of $3.4 million for the year ended December 31, 2017. The 2018 financial information is unaudited and subject to audit changes.

We believe that the cost cutting measures and other actions taken to improve our operating results, including the reduction of debt resulting from this rights offering, will lead to improved operations in 2019, but no assurance can be given that we will be successful in our efforts.

RIGHTS

Securities Offered
We are distributing at no charge to the holders of our ordinary shares on March 18, 2019, which we refer to as the record date, subscription rights to purchase up to an aggregate of 3,380,920 of our ordinary shares. We will distribute five subscription rights to the holder of record of every three ordinary shares that is held by the holder of record on the record date. Based on 2,028,552 shares outstanding on the date hereof, we will issue approximately 3,380,920 subscription rights in the rights offering. The total subscription price for the subscription rights offered in the rights offering will be $4.95 million, assuming full participation in the rights offering, of which no assurance can be given.

Basic Subscription Right
Each subscription right, which we refer to as the basic subscription right, entitles the holder to purchase, for the subscription price of $1.464, one ordinary share. Rights will be rounded down to the nearest whole number and accordingly, no fractional rights will be issued in the rights offering. With respect to ordinary shares registered on our shareholder register maintained by our transfer agent, including those held in the name of DTC, such rounding will be made with respect to each record and beneficial shareholder.

Subscription rights may only be exercised for whole numbers of ordinary shares; no fractional ordinary shares will be issued in the rights offering.

Over Subscription Right
If you elect to purchase all of the ordinary shares available to you pursuant to your basic subscription right, you may also elect to subscribe for additional ordinary shares that remain unsubscribed as a result of any other shareholders not exercising their basic subscription rights.  In honoring over-subscription rights, we will allocate the available shares proportionately by calculating the number of rights a subscriber properly exercised using its basic subscription rights, relative to the number of rights properly exercised using the basic subscription rights by all subscribers who have over-subscribed. We will allocate to you an equivalent proportion of the shares available for over-subscription.  We will seek to honor your over-subscription in full, subject to the limitations set forth herein.  The exercise of your over-subscription privilege may be limited, however, if there are insufficient shares available, so you may be allocated fewer shares than you subscribed for using your over-subscription privilege.  If the proportionate allocation results in you being allocated a greater number of shares than you subscribed for, then we will allocate to you only that number of shares for which you subscribed.  We will allocate the remaining shares, on the basis described above, among all holders exercising the over-subscription privilege whose over-subscription was not satisfied in the first allocation. This allocation process will be repeated until all over-subscriptions have been satisfied.  Fractional shares resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share.  Payments in respect of over-subscription rights are due at the time payment is made for the basic subscription right. Any excess subscription price payments will be returned, without interest or deduction, promptly after the expiration of the rights offering.

Record Date	Close of business on March 18, 2019.

Commencement Date of Subscription Period	After 5:00 p.m., New York City time on March 18, 2019.

Expiration Date of Subscription Period
5:00 p.m., New York City time on April 9, 2019, unless we decide to terminate the rights offering earlier.  We or the subscription agent must actually receive all required documents and payments before that time and date.

Use of Proceeds
We intend to use the net proceeds we receive from this offering for the repayment of approximately $$1.4 million of outstanding debt, as well as for general corporate purposes, including working capital and other general corporate purposes, including the possible investment in plant and equipment. See “Use of Proceeds.”

Transferability of Subscription Rights	The subscription rights may not be sold or transferred except for being transferable by operation of law.

No Board Recommendation
Our board of directors makes no recommendation to you about whether you should exercise any subscription rights. You are urged to consult your own financial advisors in order to make an independent investment decision about whether to exercise your subscription rights. Please see the section of this prospectus entitled “Risk Factors” for a discussion of some of the risks involved in investing in our securities.

No Minimum Subscription Requirement	There is no minimum subscription requirement. We will consummate the rights offering regardless of the amount raised from the exercise of rights by the expiration date.

No Revocation	If you exercise any of your basic or over-subscription rights, you will not be permitted to revoke or change the exercise or request a refund of monies paid.

Taxation
For a discussion of material U.S. federal income tax and Israeli tax considerations of the receipt and exercise of the rights and the ownership and disposition of new ordinary shares, please refer to “Material U.S. Federal Income Tax Considerations” and “Certain Israeli Tax Considerations” in this prospectus.

Termination, Cancellation and Amendment
We may terminate or cancel the offering in our sole discretion at any time on or before April 9, 2019 for any reason (including, without limitation, a change in the market price of our ordinary shares).  If the offering is terminated, all rights will expire without value and we will promptly arrange for the refund, without interest or deduction, of all funds received from holders of subscription rights.  Any termination or cancellation of the rights offering will be followed as promptly as practicable by an announcement.
We may amend or modify the terms of the rights offering, and may extend the expiration date of the rights offering.

Procedure for Exercising Rights
If you are the record holder of our ordinary shares registered on our shareholder register maintained by American Stock Transfer & Trust Company, LLC, our transfer agent, not including those ordinary shares held in the name of DTC, to exercise your subscription rights you must complete the subscription rights certificate and deliver it to the subscription agent, American Stock Transfer & Trust Company, LLC, together with full payment for all the subscription rights you elect to exercise.  The subscription agent must receive the proper forms and payments on or before the expiration date.  You may deliver the documents and payments by mail or commercial courier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of our ordinary shares and/or hold them through a broker, dealer, bank or other nominee (including a participant of DTC), you should instruct your broker, dealer, bank or other nominee in accordance with the procedures described in the section of this prospectus entitled “The Rights Offering – Methods for Exercising Rights” and “The Rights Offering – Payment of Subscription Price.”

Subscription Agent	American Stock Transfer & Trust Company, LLC
Information Agent	D.F. King & Co., Inc.

Questions
If you have any questions or need further information about the rights offering, please call our information agent, D.F. King, at eltek@dfking.com, or at (800)-283-2170,  or our Chief Financial Officer, at Alonm@nisteceltek.com, or +972-3- 9395023, during his normal business hours.

Shares Outstanding on the Date of this Prospectus	2,028,552 ordinary shares are outstanding on the date of this prospectus. This amount excludes 71,357 ordinary shares issuable upon the exercise of outstanding exercisable options.

Shares Outstanding after Completion of the Rights Offering
5,409,472 of our ordinary shares will be outstanding immediately after the completion of the rights offering, assuming full participation in the rights offering.  This amount excludes 71,357 ordinary shares issuable upon the exercise of outstanding exercisable options.

Issuance of Our Ordinary Shares
The issuance of ordinary shares purchased in the rights offering will be made on or about April 12, 2019.

American Stock Transfer & Trust Company, LLC will issue electronic certificates representing ordinary shares purchased in the rights to record holders registered on our shareholder register maintained by it promptly after such date.  Beneficial owners of our ordinary shares whose shares are held by a nominee will have any ordinary shares acquired in the rights offering credited to the account of such nominee on such date.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Fees and Expenses	We will bear the fees and expenses incurred by us relating to the rights offering.

Trading
Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “ELTK.”   The ordinary shares issued in the rights offering will also be listed for trading on the NASDAQ Capital Market.  The subscriptions rights will not be listed for trading on any trading exchange.

RISK FACTORS

This offering and an investment in our ordinary shares involve a high degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, including our financial statements and related notes thereto, before you decide to buy our ordinary shares. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have a history of operating losses and may not be able to achieve and sustain long term profitable operations.  We may not have sufficient resources to fund our operations in the future.

In the year ended December 31, 2017, we incurred a net loss of $3.8 million. We incurred a net loss of $2.0 million in the three quarters ended September 30, 2018, and have not maintained consistent profitable operations in the past. In addition, our working capital deficiency amounted to $5.9 million as of 30 September 2018. We have incurred an accumulated deficit of approximately $20.9 million since inception. There can be no assurance that we will be able to operate profitably in the future.  To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We will require additional capital in the future, which may not be available to us.

As of September 30, 2018, we had $1.2 million in cash and cash equivalents and had a working capital deficit of $5.9 million. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) approval of the current or additional lines of credit and long-term loans from banks.

As of December 31, 2018, we had revolving lines of credit aggregating NIS 23.0 million ($6.1 million) with our banks and from a non-banking financial institution, of which $5.5 million was utilized as of such date, and $1.3 million of long-term loans (including current maturities) from banks and fixed assets suppliers. In addition, as of December 31, 2018 we had shareholders’ loans in the amount of NIS 10.0 million ($2.7 million) not including accrued interest. As of December 31, 2018, we were not in compliance with our banks' covenants. As a result, long term bank loans in the amount of $34,000 were reclassified from long term to short term. These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

In June 2017, we obtained a loan of NIS 5.0 million (approximately $1.4 million) from Nistec. The terms of the loan were amended in April 2018. In March 2018, we obtained another loan from Nistec of NIS 4.0 million (approximately $1.1 million).  In April 2018, Nistec provided us a letter of commitment to provide us additional financing in the amount of up to $2.5 million, valid until one year following the date of financial statements approval. In July 2018, we obtained another loan from Nistec of NIS 1.0 million (approximately $270,000). Nistec is beneficially controlled by the Chairman of our Board of Directors, Yitzhak Nissan.  In December 2018, the loans, together with Nistec Ltd.’s shares, were transferred within the Nistec group.  In January 2019, Nistec provided our company with an additional loan of NIS 2.0 million (approximately $530,000), due on April 30, 2019. In February 2019, we exercised an option to extend the term of the loan until May 1, 2020, as was approved by our audit committee, that determined that such extension is required for our orderly operations. As of March 6, 2019 the total principal amounts of  the loans received by us from Nistec is NIS 12 million (approximately $ 3.3 million). Nistec has agreed that in event that such loan will not be converted into ordinary shares of the Company, these loans will become due on or after May 1, 2020.

In November 2017, Nistec also provided a guarantee for a loan received by us of NIS 3.0 million (approximately US$840,000) from a bank, and in August 2018 Nistec also provided a guarantee for a loan received by us NIS 7.0 million (approximately $ 1,930,000) from a non-banking financial institution. In the event that such guarantees will be exercised by bank or by the non-banking financial institution, the amount due by us to Nistec as a result of the guarantee will be due by May 1, 2020. The proceeds from this offering are intended be used to repay the NIS 3.0 million bank loan.

In addition, Nistec guaranteed NIS 2.0 million (approximately US$530,000) of our existing line of credit to a bank, which the bank requires us to repay by April 30, 2019. Consequently, this guarantee is due to expire on April 30, 2019. During February 2019 our audit committee approved the exercise of the option that Nistec will repay on April 30, 2019 the debt owed to the bank, and in such event, the guarantee will convert into a loan to us, which is due by May 1, 2020. In February 2019, Nistec Golan informed us that it intends to convert approximately $2.5 million of these loans as part of this offering. In March 2019, Nistec informed us that instead of the conversion of debt owed to it, it will participate in the rights offering by way of a cash investment in an amount of at least $2.5 million. The proceeds from this offering are intended be used to repay such debt, and therefore, the audit committee’s approval regarding the exercise of the option described above shall be cancelled upon completion of the rights offering.

During the year ended December 31, 2017, we invested approximately $275,000 in new equipment and the expansion of our facilities and infrastructure. In the first three quarters of 2018, we invested approximately $196,000 for computerization, leasehold improvements and small fixed equipment. We intend to raise up to approximately $5,000,000 in this rights offering. To the extent that the funds generated from our operations and our existing capital resources are insufficient to fund our operating, financial and capital investment requirements, we will need to raise additional funds through public or private financing or other sources.  Additional financing may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected. For bank covenants see “Risk Factors.”

We are not in compliance with financial covenants in our loan agreements.

We are subject to financial covenants in our loan agreements with the banks that provide us with our credit facilities and long-term loans. Our compliance with the financial covenants is measured annually based on our annual audited financial statements. As of December 31 of each of the three years ended December 31, 2017, we were not in compliance with these covenants; however, one bank granted us a waiver for such non-compliance until the publication of financial statements as of December 31, 2018. As a result, long term bank loans in the amount of $911,000 were reclassified from long term to short term. As of December 31, 2018, we were not in compliance with our bank covenants. As a result, long term bank loans in the amount of $34,000 were reclassified from long term to short term. On February 2019 the banks granted us a waiver from such non-compliance. We are required by one bank to meet these covenants in our financial statements for December 31, 2019 (to be issued no later than May 1, 2020) and the other bank granted us a waiver from such non-compliance, and adjusted the financial covenants, to be met in our financial statements for December 31, 2019 (to be issued not later than 120 days from December 31, 2019).

These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are encumbered as security for our liabilities to our banks, whose consents are required for any future pledge of such assets. The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

Both banks have the right to demand immediate repayment of the loans and lines of credit in the event of non-compliance with the financial covenants or a change of control in our company, if such a change occurred without their prior approval. Our failure to remain in compliance with each of the banks’ covenants, obtain waivers, negotiate agreements with new covenant terms, or obtain additional financing, if required, may adversely affect our business, results of operations and financial position. There is considerable doubt that we will retain compliance with the bank covenants during 2019.

We are dependent on one-of-a-kind machinery that may malfunction and may not be easily replaced.

The proper function of our manufacturing equipment is an important element for effectively operating our business. We own and use several unique manufacturing machines, some of which are ageing, and sometimes malfunction, causing disruptions and occasionally even cessation of our manufacturing activities, which adversely affects our business. It is possible that substantial funds may be required to repair or replace our unique machinery, which may not be available to us. Further, the replacement of certain machinery could be a long process. Machinery failure could cause a cessation of our manufacturing activities for a significant period of time, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

One key customer accounts for a significant portion of our revenues. The loss of this customer or other key customers would have an adverse impact on our business results.

In the years ended December 31, 2017, 2016 and 2015, a group of nine (9) affiliated companies accounted for 14.6%, 16.3%, and 17.9% of our total revenues, respectively and another group of  four (4) affiliated companies accounted for 10.2%, 5.9%, and 7.3% of our total revenue, respectively. In the first three (3)  quarters of 2018, a group of seven (7) affiliated companies accounted for 11.9% of our total revenues, and another group of four (4) affiliated companies accounted for 8.9%, of our total revenue. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers, or maintain our level of business with such customers, or, if we are unable to attract sufficient new business to compensate for the loss of or reduction in business from any of our key customers, our results of operations and financial condition would be adversely affected.

Our results of operations may be adversely affected by currency fluctuations.

Our revenues and expenses are denominated in NIS, dollars and euros. Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. The NIS value of our dollar and euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was 0.1% lower in 2018 than in 2017, which had a negative impact on our operating results in 2017.  In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected.

We are currently not engaged in hedging transactions.  If we were to decide to enter into any hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be successful in our hedging efforts, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  Such hedging transactions may not necessarily mitigate the longer-term impact of currency fluctuations on the operating costs of our business operations, and may result in additional expenses.

Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

During periods of slowing economic activity, our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. The global and domestic economies continue to face a number of economic challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. These developments, or the perception that any of them could occur, could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral.

Significant portions of our operations are conducted outside the markets in which our products and solutions are manufactured or generally sold, and accordingly, we often export a substantial number of products into such markets. We may, therefore, be denied access to potential customers or suppliers or denied the ability to ship products from any of our subsidiaries into the countries in which we currently operate or wish to operate, as a result of economic, legislative, political and military conditions, including hostilities and acts of terrorism, in such countries.

We may also be required in the future to increase our reserves for doubtful accounts.  In addition, the fair value of some of our assets may decrease as a result of an uncertain economy and as a result, we may be required to record impairment charges in the future.  If global economic and market conditions or economic conditions in key markets remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.

We are subject to environmental laws and regulations. Compliance with those laws and regulations requires us to incur costs and we are subject to fines or other sanctions for non-compliance.

Our operations are regulated under various environmental laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials.  Compliance with these laws and regulations is a major consideration for PCB manufacturers because metals and chemicals classified as hazardous substances are used in the manufacturing process.  Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Standards Institution of Israel. If, in the future, we are found to be in violation of environmental laws or regulations, we could be liable for damages, costs of remedial actions, may be subject to criminal prosecution including a range of potential penalties, and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on our business, financial condition and results of operations.  Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. A shortage of water in Israel may reduce the allocation of water available to manufacturing plants, including ours, which could affect the concentrations of pollutants in our wastewater, making it harder to comply with the foregoing regulations, in which event we would be required to invest additional funds to improve our wastewater treatment systems.

The cost of compliance with environmental laws and regulations depends in part on the requirements in such laws and regulations and on the method selected to implement them.  If new or more restrictive standards are imposed, the cost of compliance could be very high and have an adverse impact on our revenues and results of operations if we cannot recover those costs through the rates that we charge our customers.

Our customers are also required to comply with various government regulations, legal requirements and industry standards, including many of the industry-specific regulations discussed above.  Our customers’ failure to comply could affect their businesses, which in turn would affect our sales to them.  In addition, if our customers are required by regulation or other requirements to make changes in their product lines, these changes could significantly disrupt particular programs for these customers and create inefficiencies in our business.

We have in the past been, and currently are, subject to claims and litigation relating to environmental matters.  If we are found to be in violation of environmental laws, we could be liable for damages and costs of remediation and may be subject to a halt in production, which may adversely affect our business, operating results and financial condition.

We have in the past been, and currently are, subject to claims and litigation relating to environmental matters.  We may be subject to further environmental claims alleging that we are in violation of environmental laws. If we are unsuccessful in such claims and other future claims and litigations or if actual results are not consistent with our assumptions and judgments, we may be exposed to losses that could be material to our company.

During 2014, 2015 and 2016, we received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling NIS 3.8 million ($980,000) excluding VAT, for discharges of industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system.  The payment demands were made on the basis of several samplings conducted by Meitav in our premises during 2013-2015. In December 2015, we completed the construction of a new wastewater treatment facility. In 2016, six wastewater samples were inspected by Meitav and were found to be in compliance with applicable standards. We reached a settlement with Meitav in July 2016.

In October 2015, we filed an application for an emissions permit with the Israeli Ministry of Environmental Protection, or the Ministry.  In January 2016, we received notice of non-compliance from the Ministry, stating that the application was incomplete and that we are in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. Throughout 2016 and 2017 we submitted amended applications and conducted several discussions with the Ministry. We received the emissions permit in July 2017.

If we are found to be in violation of environmental laws, then in addition to fines, we could be liable for damages, costs of remedial actions and a range of potential penalties, and could also be subject to a shutdown of our factory. Such sanctions could have a material adverse effect on our business, financial condition and results of operations.

Rapid changes in the Israeli and international electronics industries and recessionary pressure may adversely affect our business.

Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as contract electronic manufacturers. The electronics industry is subject to rapid technological changes and products obsolescence. Discontinuance or modification of products containing PCBs manufactured by our company could have a material adverse effect on us. In addition, the electronics industry is subject to sharp economic cycles.  Increased or excess production capacity by our competitors in the PCB industry and recessionary pressure in major electronics industry segments may result in intensified price competition and reduced margins.  As a result, our financial condition and results of operations may be adversely affected. A decline in the Israeli and international electronic markets may cause a decline in our revenues and adversely affect our operating results and financial condition in the future.

Because competition in the PCB market is intense, our business, operating results and financial condition may be adversely affected.

The global PCB industry is highly fragmented and intensely competitive.  It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. and major international PCB exporters, mainly from South East Asia, Europe and North America. In March 2018 it was published that PCB Technologies signed an agreement for a significant investment of NIS 124.2 million (approximately $35 million) investment in the company, which could improve its competitiveness.

In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Cistelaier and Somacis (Italy), Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the North American market we mainly compete with TTM, Inc. (previously known as DDi Corp. and Viasystems), KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne and certain other American companies.

Many of these competitors have significantly greater financial and marketing resources than us.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in South East Asia (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose significant market share.

In addition, these competitors may respond more quickly to new or emerging technologies or adapt more quickly to changes in customer requirements than we do. We must continually develop improved manufacturing processes to meet our customers’ needs for complex products, and our manufacturing process technology is generally not subject to significant proprietary protection. During recessionary periods in the electronics industry, our strategy of providing quick-turn services, an integrated manufacturing solution, and responsive customer service may take on reduced importance to our customers. As a result, we may need to compete more on the basis of price, which would cause our gross margins to decline.

We are dependent upon a select number of suppliers for timely delivery of key raw materials and the loss of one or more of these suppliers would adversely affect our manufacturing ability.  If these suppliers delay or discontinue the manufacture or supply of these raw materials, we may experience delays in production and shipments, increased costs and cancellation of orders for our products.

We currently obtain our key raw materials from a select number of suppliers.  We do not have long-term supply contracts with our suppliers and our principal suppliers may not continue to supply raw materials to us at current levels or at all.  Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of our products and may result in the cancellation of orders for our products.

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the years ended December 31, 2017, 2016 and 2015, our purchases from one supplier accounted for 22.6%, 22.4% and 17.9% of our total consolidated raw material costs, respectively. During the nine (9) months period ended September 30, 2018, our purchases from two (2) suppliers accounted for 24.3% and 19.8% of our total of consolidated raw material costs, respectively. We may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.

If a raw material or component supplier fails to satisfy our product quality standards, including standards relating to “conflict minerals” it could harm our customer relationships.  Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

We may not succeed in our efforts to expand into the U.S. market.  If we are unsuccessful, our future revenues and profitability would be adversely affected.

Our business plan assumes an increase in revenues to the U.S. market.  However, our efforts to increase sales to the U.S. market may not succeed and sales to the medical, defense and aerospace industries may be affected by several factors, including cutbacks in U.S. government spending, and this may not become a substantial market for us. If we are unsuccessful in such efforts, our future revenues and profitability would be adversely affected. In order to sell PCBs to the U.S. defense market we were required to obtain International Traffic in Arms Regulations (ITAR) registration from the U.S. Department of State, which is subject to periodic extension. There can be no assurance that we will be able to retain our ITAR certification. In the event of a change in control of our company, the U.S. Department of State may investigate the transfer of control and oppose the transaction.  The loss of our ITAR certification could adversely affect our future revenues and profitability.

We may be subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite to our ability to work on classified contracts for the U.S. government.

A facility security clearance is required in order to be awarded and perform classified contracts for the U.S. Department of Defense, or the DoD, and certain other agencies of the U.S. government. To become a cleared entity, we must comply with the requirements of the National Industrial Security Program Operating Manual, or the NISPOM, and any other applicable U.S. government industrial security regulations. Further, due to the fact that a significant portion of our voting equity is owned by a non-U.S. entity, we are required to be governed by and operate in accordance with the terms and requirements of a Special Security Agreement, or the SSA.

If we were to violate the terms and requirements of the SSA, the NISPOM, or any other applicable U.S. government industrial security regulations (which may apply to us under the terms of classified contracts), we could lose our security clearance. We cannot be certain that we will be able to maintain our security clearance. If for some reason our security clearance is invalidated or terminated, we may not be able to continue to perform on classified contracts and would not be able to enter into new classified contracts, which could materially adversely affect our business, financial condition, and results of operations.

We may encounter difficulties with our international operations and sales that may have a material adverse effect on our sales and profitability.

We have manufacturing facilities in Israel and generate a large percentage of our sales in Israel, Europe, North America and Asia. However, contracts with U.S. military agencies, as well as military equipment manufacturers in Europe, are subject to certain regulatory restrictions and approvals, which we may not be able to comply with or obtain.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so, our business, operating results and financial condition may be adversely affected.

International operations are subject to inherent risks, including the following:

•	the impact of possible recessionary environments or economic instability in multiple foreign markets;

•	changes in regulatory requirements and complying with a wide variety of foreign laws;

•	tariffs and other trade barriers;

•	the imposition of exchange or price controls or other restrictions on the conversion of foreign currencies; and

•	difficulties and costs of staffing and managing foreign operations.

Significant political developments could also have a materially adverse effect on us. In the United States, potential or actual changes in fiscal, defense appropriations, tax and labor policies could have uncertain and unexpected consequences that materially impact our business, results of operations and financial condition. In the U.K., “Brexit,” the referendum in which voters approved an exit from the European Union, or E.U., could lead to legal uncertainty and potentially divergent national laws and regulations which could adversely affect our business and financial condition. While the U.K. and the E.U. are expected to reach an agreement in 2019 regarding the U.K.’s formal exit from the E.U., political changes in the U.K. following the “Brexit” referendum and other factors leave it unclear when exactly the U.K. will exit and on what terms.

Compliance with the conditions of a new business permit we received in 2018  may be costly.

In connection with the change of control of our company that resulted from Nistec Ltd.’s acquisition of a controlling stake in our company, Israeli law required us to obtain a new business permit in order to continue operating our business. We received a new permit in 2018  for the period ending December 31, 2099. The Company is currently in the process of contacting the municipality to review the necessity of amending the new business permit as a result of the transfer of shares from Nistec Ltd. to Nistec Golan. The permit contains certain conditions, including conditions imposed by the Israeli Ministry for Environmental Protection, and a building permit, which includes additional conditions, which we are required to comply with as a condition for its renewal. Compliance with these conditions may be costly. If we are unable to comply with such requirements, certain sanctions may be imposed, including significant fines and possibly an order shutting down the factory.

Our quarterly operating results fluctuate significantly. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

Our quarterly operating results have fluctuated significantly in the past and are likely to fluctuate significantly in the future.  Our future operating results will depend on many factors, including (but not limited to) the following:

•	the size and timing of significant orders and their fulfillment;

•	demand for our products and the mix of products purchased by our customers;

•	competition from lower priced manufacturers;

•	fluctuations in foreign currency exchange rates, primarily the NIS against the Dollar and the Euro;

•	manufacturing yield;

•	plant utilization;

•	availability of raw materials;

•	plant or line shutdowns to repair or replace malfunctioning manufacturing equipment;

•	the length of our sales cycles;

•	changes in our strategy;

•	the number of working days in the quarter;

•	changes in seasonal trends; and

•	general domestic and international economic and political conditions.

Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that there will be significant differences between the results of one quarter to another.

Quarterly sales and operating results are also difficult to forecast because they are dependent almost exclusively on the volume and timing of orders during the quarter and our customers generally operate with a short delivery cycle and expect delivery of a significant portion of the order within 30 working days.  The delivery of such orders is subject to the number of available working days during the quarter, which can fluctuate significantly from quarter to quarter due to holidays and vacations. Certain prototype and pre-production runs require even shorter turn-around times stemming from customers’ product launches and design changes. In addition, there might be sudden increases, decreases or cancellations of orders for which there are commitments, which further characterize the electronics industry and the companies that operate in it. The industry practice is to make such changes without any penalties, except for the time and materials expended on the order.

Our expenses are, in significant part, relatively fixed in the short-term.  If revenue levels fall below expectations, our net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the expenses varies with our revenues.  We may not be able to be profitable on a quarterly or annual basis in the future.  An ongoing pattern of cancellations, reductions in orders and delays could have a material adverse effect on our results of operations.  Due to all of the foregoing, it is very difficult to predict revenues for any future quarter with any significant degree of accuracy.  Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Our products and related manufacturing processes are often highly complex and therefore we may be delayed in product shipment. Also our products may at times contain manufacturing defects, which may subject us to product liability and warranty claims.

Our business involves highly complex manufacturing processes that are subject to periodic failure.  Process failures have occurred in the past and have resulted in delays in product shipments, and process failures may occur in the future.  Furthermore, we face an inherent business risk of exposure to warranty and product liability claims, which are likely to be substantial in light of the use of our products in business-critical applications.  Our products may fail to perform as expected or may be alleged to result in bodily injury or property damage. If we were to manufacture and deliver products to our customers that contain defects, whether caused by a design, manufacturing or component failure, or by deficiencies in the manufacturing processes, it may result in delayed shipments to customers and reduced or cancelled customer orders.  In addition, if any of our products are or are alleged to be defective, we may be required to participate in a recall of such products.  Over the years we have been involved in claims or litigation relating to allegedly defective products. A successful warranty or product liability claim against us in excess of our established warranty and legal reserves or available insurance coverage, or a requirement that we participate in a product recall may have a material adverse effect on our business, financial condition, results of operations or cash flows and may harm our business reputation, which could lead to customer cancellations or non-renewals.

Our operating margins may be affected as a result of price increases for our principal raw materials.

In recent years, our suppliers have increased their prices for most of our principal raw materials. We have faced pressure to raise our prices for our products to compensate for supplier price increases in order to maintain our operating margins, which we may not be able to achieve due to the competitive market. We have been taking steps to increase our prices since the third quarter of 2018, however, such price increases may result in reduced orders for our products. Additional price increases for our principal raw materials may materially affect our operating margins and future profitability.

Obstacles in our transition to a new enterprise resource planning system may adversely affect our business and results of operations and the effectiveness of our internal control over financial reporting.

We have engaged in a multi-year process of conforming the majority of our operations onto one global enterprise resource planning system, or ERP. The ERP is designed to improve the efficiency of our supply chain and financial transaction processes, accurately maintain our books and records, and provide information important to the operation of the business to our management team. In the third quarter of 2017 we decided, due to lack of human and financial resources and unfavorable cost-benefit, to withhold implementation of ERP system. The ERP system was then fully amortized and is not fully supported. In addition, we were notified that the hardware that the ERP is running at, will not be supported after the end of 2019. In addition the operating system of the hardware is at high risk of not being supported in the near future. The implementation of the ERP may continue in the future, which will require significant investment of human and financial resources, and we may experience significant delays, increased costs and other difficulties as a result. Any significant disruption or deficiency in the design and implementation of the ERP could have a material adverse effect on our ability to fulfill and invoice customer orders, apply receipts, place purchase orders with suppliers, and make disbursements, and could negatively impact data processing and electronic communications among business locations, which may have a material adverse effect on our business, consolidated financial condition or results of operations. While we have invested significant resources in planning and project management, significant implementation issues may arise.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Breaches of network or information technology (IT) security, natural disasters, pandemics, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations.  Although we have not become aware of any of these events as of the date of this annual report, we expect that our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the global PCB industry.  While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  Any of these occurrences could adversely affect our results of operations and financial condition.

In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years.  We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been become aware that we were subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.  While we use firewall and anti-virus systems, there is no assurance that cyber-attacks will always be blocked or discovered, and as a result, we may encounter damages to our computer network servers, manipulation of our data (including production, financial and other information).

If our workforce will be represented by a labor union we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.

In November 2011, we were notified by the General Federation of Labor in Israel, or the Histadrut, that more than one-third of our employees in Israel had decided to join the Histadrut and that they established an employees’ union committee.  In 2012, a significant portion of our employees decided to resign their membership in the Histadrut, which then ceased to represent our employees. If our employees are represented by a union in the future, we could incur additional costs, experience work stoppages, either of which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

We are required to comply with “conflict minerals” rules which impose costs on us, may make our supply chain more complex, and could adversely impact our business.

We are subject to the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to perform due diligence, disclose and report whether our products contain conflict minerals. President Trump’s administration has indicated that the Dodd-Frank Act will be under further scrutiny and some of the provisions of the Dodd-Frank Act may be revised, repealed or amended. In April 2017, the U.S. Securities and Exchange Commission, or the SEC, announced that it was suspending enforcement of portions of the conflict minerals regulations enacted under the Dodd-Frank Act following a ruling by the U.S. Court of Appeals for the District of Columbia Circuit. The implementation of these requirements and any changes effected by the Trump administration could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will likely incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to our products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to alter our products, processes or sources of supply to avoid use of such materials. Furthermore, we may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, they may choose a competitor’s products.

Increased regulation associated with climate change and greenhouse gas emissions could impose significant additional costs on operations.

Various governments and governmental agencies have adopted or are contemplating statutory and regulatory changes in response to the potential impacts of climate change and emissions of greenhouse gases. International treaties or agreements may also result in increasing regulation of climate change and greenhouse gas emissions, including the introduction of greenhouse gas emissions trading mechanisms.  Any such law or regulation regarding climate change and greenhouse gas emissions could impose significant costs on our operations and on the operations of our customers and suppliers, including increased energy, capital equipment, environmental monitoring, reporting and other compliance costs.  The potential costs of “allowances,” “offsets” or “credits” that may be part of potential cap-and-trade programs or similar proposed regulatory measures are still uncertain.  Any adopted future climate change and greenhouse gas laws or regulations could negatively impact our ability, and that of our customers and suppliers, to compete with companies situated in areas not subject to such laws or regulations. These statutory and regulatory initiatives, if enacted, may impact our operations directly or indirectly through our suppliers or customers.  Until the timing, scope and extent of any future law or regulation becomes known, we cannot predict the effect on our business, financial condition, results of operations or cash flows.

We depend on key personnel for the success of our business.

Our success depends, to a significant extent, on the continued active participation of our executive officers and other key personnel.  In addition, there is significant competition for employees with technical expertise in our industry.  In order to succeed we would need to be able to:

•	retain our executive officers and key technical personnel;

•	attract and retain additional qualified personnel to provide technological depth and support to enhance existing products and develop new products; and

•	attract and retain highly skilled operations, marketing and financial personnel.

We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel.  If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Technological change may adversely affect the market acceptance of our products.

Technological change in the PCB industry is rapid and continual.  To satisfy customers’ needs for increasingly complex products, PCB manufacturers must continue to develop improved manufacturing processes, provide innovative solutions and invest in new facilities and equipment.  To the extent we determine that new technologies and equipment are required to remain competitive, the acquisition and implementation of such technologies and equipment are likely to require significant capital investment.  We expect that we will need to invest large amounts in the next few years to replace or refurbish old equipment and to remain competitive in the market.  This capital may not be available to us in the future for such purposes and any new manufacturing processes developed by us may not become or remain commercially viable.  As a result, we may not be able to maintain our current technological position.  Furthermore, the PCB industry may in the future encounter competition from new technologies that may reduce demand for PCBs or may render existing technology less competitive or obsolete.  Our future process development efforts may not be successful or the emergence of new technologies, industry standards or customer requirements may render our technology, equipment or processes obsolete or uncompetitive.

We compete with PCB manufacturers in Asia whose manufacturing costs are lower than ours.

In recent years, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool.  The continued outsourcing of production to the Far-East is likely to result in additional commercial market share potential for PCB manufacturers with a strong presence and reputation in such markets. Accordingly, we will need to compete with PCB manufacturers whose costs of production may be substantially lower than ours. This competition may limit our ability to price our products profitably, which could significantly harm our financial condition and results of operations. In addition, we distinguish ourselves by focusing on developing cutting edge technologies for high-end products, in order to serve our sophisticated defense, aerospace and medical customers. This may limit our ability to reach certain clientele, which demands lower-end products in order to reduce its costs.

The measures we take in order to protect our intellectual property may not be effective or sufficient.

Our success depends in part on our proprietary techniques and manufacturing expertise, particularly in the area of complex multi-layer and flex-rigid PCBs.  We currently rely on a combination of trade secrets, copyright and trademark law, together with non-disclosure and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products.  Like many companies in the PCB industry, we do not hold any patents.  We believe that, because of the rapid pace of technological change in the electronics industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services that we provide.

We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit the access to and the distribution of our proprietary information.  Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently.  Further, the laws of certain countries in which we sell our products do not protect our intellectual property rights to the same extent as do the laws of the United States. Substantial unauthorized use of our products could have a material adverse effect on our business.  We cannot make assurances that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs.

While we do not believe that our products and proprietary rights infringe upon the proprietary rights of others, third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim.  Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology.  We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all.  We also may not be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering the product.  Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

During the last several years, a supplier of one of our software packages has requested to conduct an audit of our operations to verify that we do not breach any intellectual property rights it allegedly owns.  We believe that we have fully, diligently and timely complied with our obligation toward the supplier.  We also believe that the supplier has no right to conduct any audit of our products or services and such audit may cause us to breach confidentiality obligations to other entities, and therefore replied that there were no grounds for his request.  If we are found to be in violation of such supplier’s intellectual property rights, we could be liable for compensation and costs of an unknown amount.  Such liability could have a material adverse effect on our business, financial condition and results of operations.

Our products and product components need to meet certain industry standards.

Our products and product components need to meet certain standards for the aerospace, defense, and other industries to which we market our products.  In addition, new industry standards in the aviation and defense industries could cause some or all of our products and services to become obsolete and unmarketable, which would adversely affect our results of operations.  Noncompliance with any of these standards could limit our sales and adversely affect our business, financial condition, and results of operations.

We may be required to make payments to satisfy our indemnification obligations.

We have agreements with our directors and senior officers which may require us, subject to Israeli law and certain limitations in the agreements, to indemnify our directors and senior officers for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders as defined in the Israeli Companies Law, 5759-1999, or the Israeli Companies Law.  These liabilities may include  financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent.  Furthermore, we agreed to exculpate our directors and officers with respect to a breach of their duty of care towards our company. On October 17, 2017, our shareholders approved an updated indemnification agreement to be entered to with our directors and officers.

In addition, as part of the transaction in which Nistec acquired a controlling stake in our company, we agreed to indemnify Nistec for any losses or liabilities occasioned by the breach of any representations or warranties that we made in the investment agreement.  If we are found to have breached any of these representations or warranties, we could be required to expend significant amounts of cash to meet our indemnification obligations. Payments made pursuant to such indemnification obligations may materially adversely affect our financial condition.

Risks Related to Our Ordinary Shares

Our share price has been volatile in the past and may continue to be susceptible to significant market price and volume fluctuations in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	announcements by governmental or regulatory authorities of significant investigations or proceedings against us;

•	additions or departures of key personnel;

•	changes in our cost structure due to factors beyond our control, such as new laws or regulations relating to environmental matters and employment;

•	future sales of our ordinary shares;

•	our involvement in litigation;

•	general stock market price and volume fluctuations;

•	changes in the prices of our products and services; and

•	devaluation of the dollar against the NIS.

Domestic and international stock markets often experience extreme price and volume fluctuations.  Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

Low trading volume may also increase the price volatility of our ordinary shares. A thin trading market could cause the price of our ordinary shares to fluctuate significantly more than the stock market as a whole.

The voting interest of Mr. Nissan, individually and through Nistec Golan, our controlling shareholder, may conflict with the interests of other shareholders.

Mr. Yitzhak Nissan, our Chairman of the Board, beneficially owns 56.6% of our outstanding ordinary shares. In December 2018, Mr. Nissan transferred the shares of our company held by Nistec Ltd. to Nistec Golan., a company beneficially held by him. Mr. Nissan owns 124,028 of our ordinary shares in his own name, which acquired in the market in 2016. Accordingly, Mr. Nissan and Nistec Golan have the ability to exercise a significant influence over our business and affairs and generally have the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions.  Mr. Nissan and Nistec Golan may make decisions regarding Eltek and our business that are opposed to other shareholders’ interests or with which other shareholders may disagree.  Nistec Golan’s and Mr. Nissan’s voting power could have the effect of deterring or preventing a change in control of our Company that might otherwise be beneficial to our other shareholders.

We are not in compliance with NASDAQ’s continued listing requirements, and if we fail to maintain compliance with NASDAQ’s continued listing requirements our shares may be delisted from the NASDAQ Capital Market.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “ELTK.”  To continue to be listed on NASDAQ, we need to satisfy a number of requirements, including a minimum bid price for our ordinary shares of $1.00 per share for 30 consecutive business days and shareholders’ equity of at least $2.5 million, or $35 million market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and for certain periods have traded below the $1.00 threshold requirement for continued trading. On June 23, 2015 we received notification from Nasdaq advising us that we were not in compliance with the $1.00 threshold requirement for continued trading.  On August 26, 2015, we regained compliance with the listing rules, and the matter was then closed.  On December 28, 2016, for the second time, we received notification from Nasdaq advising us that we were not in compliance with the $1.00 threshold requirement for continued trading.  Following a reverse split of our ordinary shares, on November 22, 2017, we regained compliance with Listing Rule 5550(a)(2) and our shares continue to be listed on the NASDAQ Capital Market.

On October 2, 2018, we received notification from Nasdaq advising the Company that as of October 1, 2018, the Company did not maintain stockholders’ equity of $2.5 million, nor does not meet the alternatives of market value of listed securities or net income from continuing operations, and therefore is not in compliance with the stockholders’ equity listing rule. On December 7, 2018, we have received a notice from Nasdaq advising that we have been granted an extension of time to regain compliance with the shareholders’ equity requirement until March 31, 2019. Therefore, the Company is executing this rights offering, subject to the board of directors’ discretion to terminate it. If we fail to provide evidence of compliance with the shareholders’ equity requirement by March 31, 2019, we may be subject to delisting from NASDAQ.

As the subscription period will end on April 9, 2019, we intend to apply to NASDAQ for an additional extension beyond March 31, 2019, but we cannot assure you that such extension will be granted.

If we are ultimately delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

Penny stock rules may limit the ability of our stockholders to sell their stock.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. If we lose our listing on NASDAQ Capital Market our securities will be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell our stock.

In addition to the penny stock rules described above, FINRA has adopted rules that require that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative, low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may limit their ability to buy and sell our shares and have an adverse effect on the market for our shares

We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” (“PFIC”).  Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in “Material U.S. Federal Income Tax Considerations”) of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of ordinary shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the 2018 tax year.  However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read “Material U.S. Federal Income Tax Considerations” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

We do not expect to distribute dividends in the foreseeable future.

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain our current and any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.  According to the Israeli Companies Law, a company may distribute dividends out of its profits, provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due, or otherwise upon the permission of the court. In the event cash dividends are declared, such dividends will be paid in NIS.  The declaration of dividends is subject to the discretion of our board of directors and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors.  You should not rely on an investment in our company if you require dividend income from your investment.

Risks Related to Our Incorporation and Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of, and our principal executive offices, production, manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Conflicts in North Africa and the Middle East, including Syria which border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East.  Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred.  Any losses or damages incurred by us could have a material adverse effect on our operations.

Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face.  In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.  Furthermore, several countries and companies restrict business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Our results of operations may be negatively affected by the obligation of our personnel to perform military reserve service.

Some of our employees, directors and officers in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time.  If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service.  Any disruption in our operations could adversely affect our business.

Our operations may be affected by negative labor conditions in Israel.

Strikes and work stoppages occur relatively frequently in Israel. If Israeli trade unions threaten additional strikes or work stoppages and such strikes or work stoppages occur, these may, if prolonged, have a material adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers in a timely manner.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.  However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those and similar acts.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition clauses in the employment agreements of most of our employees.  The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors.  Recently, Israeli labor courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company’s intellectual property).  In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employee obtained from us, if we cannot demonstrate to the court that we would be harmed.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore impact the price of our shares.

Provisions of Israeli corporate and tax laws may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us or all or a significant portion of our assets.  Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.  These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

These laws may have the effect of delaying or deterring a change in control of our company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our company’s securities.  This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law.  The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, each shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company, or a shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, has a duty of fairness toward the company.  Currently there is not a clear definition of the duty of fairness under Israeli law.  There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions.  These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements. We follow Israeli law and practice instead of NASDAQ rules regarding the composition of the board of directors, director nomination process and quorum at shareholders’ meetings.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of the NASDAQ Stock Market Rules regarding the composition of the board of directors, director nomination process and quorum at shareholders’ meetings.  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice regarding, for example, the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC, or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

The termination or reduction of tax and other incentives that the Israeli government provides to domestic companies may increase the costs involved in operating a company in Israel.

The Israeli government currently provides tax and capital investment incentives to domestic companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities have indicated that the government may in the future further reduce or eliminate the benefits of those programs. We have taken in the past and may take advantage of these benefits and programs again in the future, however, there is no assurance that such benefits and programs will continue to be available to us in the future. If such benefits and programs were terminated or further reduced, it could have an adverse effect on our business, operating results and financial condition.

The government tax benefits that we currently are entitled to receive require us to meet several conditions and may be terminated or reduced in the future.

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we are profitable. If we do not meet the requirements for maintaining these benefits, they may be reduced or canceled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2018 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Benefited Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs.

Risks Relating to the Rights Offering

Because the market prices for our ordinary shares may decline below the share subscription price, you could be committed to buying ordinary shares at a price above the prevailing market price. In addition, we cannot assure you that the listing and admission to trading of the offered shares on NASDAQ, and thus the offered shares becoming fungible with our existing ordinary shares, will occur when we expect.

Once you exercise your subscription rights, you may not revoke such exercise even if you later learn information that you consider unfavorable to the exercise of your rights.  Should the public trading market prices of ordinary shares decline below the share subscription price after you exercise your rights, you will suffer an immediate unrealized loss as a result and you may not be able to sell ordinary shares purchased in the rights offering at a price equal to or greater than the subscription price.

Until the offered shares are admitted to listing and trading on NASDAQ, they will not be fungible with our existing ordinary shares currently traded on NASDAQ.  We cannot assure you that the listing and trading of the offered shares on NASDAQ will take place when anticipated.

Nistec will participate in the Rights Offering.

In March 2019, Nistec informed us that instead of the conversion of debt owed to it, it will participate in the rights offering by way of a cash investment in an amount of at least $2.5 million. We intend to use approximately $1.4 million of these proceeds for the repayment of loans and decrease of credit-line, which are guaranteed by Nistec. If the rights offering is not successful, and only a small portion (or none) of the shareholders participate in the rights offering, the expenses of the rights offering may exceed the amount of cash raised.

Subscription rights that are not exercised prior to the end of the share subscription period will expire valueless without any compensation.

The share subscription period is scheduled to commence on March 18, 2019 and is to expire at 5:00 p.m. (New York City time) onApril 9, 2019.  Any subscription rights unexercised at the end of the applicable subscription period will expire valueless without any compensation.

Your interest may be diluted as a result of the rights offering.

Holders of ordinary shares who do not fully exercise their respective subscription rights should expect that they will, at the completion of the rights offering, own a smaller proportional interest, or be entitled to own a smaller proportional interest, in our company than would otherwise be the case had they fully exercised their subscription rights.

Certain of our shareholders beneficially own a substantial percentage of our ordinary shares, which may increase if the offering is completed.

As of the date hereof, Mr. Yitzhak Nissan, our Chairman of the Board, beneficially owns 56.6% of our outstanding ordinary shares. Previously, Mr. Nissan informed us that he intends to exercise his subscription rights in the amount of $2.5 million, by conversion of certain of the loans extended to the Company by Nistec Ltd., which were later transferred to Nistec Golan (both beneficially owned by Mr. Nissan).  In March 2019, Nistec informed us that instead of the conversion of debt owed to it, it will participate in the rights offering by way of a cash investment in an amount of at least $2.5 million. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

If we terminate the rights offering for any reason, we will have no obligation other than to return subscription monies promptly.

We may decide, in our discretion and for any reason, to cancel or terminate the rights offering at any time prior to April 9, 2019.  If the rights offering is terminated, we will have no obligation with respect to rights that have been exercised except to return promptly, without interest or deduction, the subscription monies deposited with the subscription agent or us.  If we terminate the rights offering, all rights will expire as worthless.

The subscription price determined for the rights offering is not an indication of the value of our ordinary shares.

The subscription price for the ordinary shares in the rights offering was set by our board of directors and does not necessarily bear any relationship to the book value of our assets, results of operations, cash flows, losses, financial condition or any other established criteria for value.  You should not consider the subscription price as an indication of the value of our ordinary shares.  After the date of this prospectus, our ordinary shares may trade at prices above or below the subscription price.

We will have broad discretion in the use of the net proceeds from the rights offering and may not use the proceeds effectively.

As set forth in the section entitled “Use of Proceeds” of this prospectus, we intend to use the net proceeds from this offering for the repayment of certain of our outstanding debt, including debt  guaranteed by Nistec. The remaining  net proceeds from this offering will be used for working capital and other general corporate purposes. We do not currently have specific plans or commitments with respect to such amounts, and, accordingly, are unable to quantify the allocation of such proceeds among potential uses. We will have broad discretion in the way that we use the remaining net proceeds of this offering. While our board of directors believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in the rights offering. Investors in the rights offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of the rights offering.  Our shareholders may not agree with the manner in which we choose to allocate and spend the net proceeds.

If you do not act on a timely basis and follow subscription instructions, your exercise of rights may be rejected.

Holders of record of our ordinary shares who desire to purchase our ordinary shares in the rights offering must act on a timely basis to ensure that all required forms and payments are actually received by the subscription agent or us prior to 5:00 p.m., New York City time, on the expiration date, unless extended.  If you are a beneficial owner of ordinary shares and you wish to exercise your subscription  rights, you must act promptly to ensure that your broker, dealer, bank or other nominee acts for you and that all required forms and payments (to the extent payment is then required by your nominee) are actually received by your broker, dealer, bank or other nominee in sufficient time to exercise the rights granted in the rights offering that you beneficially own on the expiration date, as may be extended.  We will not be responsible if your broker, dealer, bank, or other nominee fails to meet this deadline.

For the subscription procedures that apply to your exercise in the rights offering, see “The Rights Offering – Methods for Exercising Rights”.  If you fail to follow these subscription procedures, we may, depending on the circumstances, reject your subscription or accept it only partially.  Neither we nor the subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

If, as a result of the exercise of your subscription rights, you reach certain holding thresholds in our ordinary shares, you may be subject to certain regulatory requirements, including disclosure of your shareholdings.

You may be subject to certain regulatory requirements if, as a result of the exercise of your subscription or over subscription rights, you reach certain holding thresholds of beneficial ownership of our ordinary shares.  For example, if your exercise of subscription rights results in you beneficially owning more than 5% of our ordinary shares, you may be required to file a Schedule 13D or Schedule 13G with the SEC.

You may not receive all of the amount of rights for which you over-subscribed.

Holders who fully exercise their basic subscription rights will be entitled to subscribe for additional rights that remain unsubscribed as a result of any unexercised basic subscription rights. We will allocate the available shares proportionately by calculating the number of rights you properly exercised using your basic subscription rights relative to the number of rights properly exercised using the basic subscription rights by all subscribers who have over-subscribed.  If this allocation results in you being allocated a greater number of shares than you subscribed for, then you will be allocated only that number of shares for which you subscribed, and the remaining shares will be allocated among all other holders exercising the over-subscription privilege on the same basis described above. This allocation process will be repeated until all shares subscribed for have been allocated.  As a result, you may not receive all of the shares for which you over-subscribed if there are insufficient shares available.  If the prorated amount of rights allocated to you in connection with your over-subscription right is less than your over-subscription request, then the excess funds held by the subscription agent or us on your behalf will be returned to you promptly without interest or deduction and we will have no further obligations to you.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue”, the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption “Risk Factors” and under similar headings in the other documents that are incorporated by reference into this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

USE OF PROCEEDS

We estimate that the net proceeds from the rights offering will be approximately $4.8 million, assuming full participation in the rights offering and after deducting expenses related to the rights offering payable by us estimated at approximately $185,000.

We anticipate that we will use the net proceeds we receive from this offering to repay a NIS 3.0 million (approximately US$840,000) loan from Mizrahi Bank that bears annual interest at 2.60% (guaranteed by Nistec) and a NIS 2.0 million (approximately US$530,000) line of credit from Bank Leumi that bears interest at 4.45% (for which Nistec provided a guarantee). The remainder will be used for working capital and other general corporate purposes, including the possible investment in plant and equipment. We will have broad discretion in the way that we use the remaining net proceeds of this offering.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of September 30, 2018 (i) on an actual basis and (ii) on an as adjusted basis to give effect to the issuance of 3,380,920 ordinary shares in the rights offering, assuming the exercise of all of the subscription rights at an assumed subscription price of $1.464 per ordinary share with aggregate net proceeds of $4,949,667 million, after deducting our payment of estimated offering expenses, and the application of the net proceeds therefrom as described under the heading “Use of Proceeds”.

The following table should be read in conjunction with our financial statements and related notes, which are incorporated by reference into this prospectus.

	As of September 30, 2018
	Actual	As Adjusted
	(U.S. dollars in thousands) Unaudited

Current:
Cash and cash equivalents	$1,201	$4,496
Liabilities:
Total current liabilities	$19,904	$18,524
Total long-term liabilities	403	403
Total liabilities	$20,307	$18,927

Shareholder’s Equity:
Share capital:
Ordinary shares of NIS 3.00 par value; 10,000,000 shares authorized; 2,028,552 shares issued and outstanding	1,985	4,784
Additional paid-in capital	17,270	19,146
Capital reserve	723	723
Foreign currency translation adjustments (Eltek’s standalone financial statements)	2,298	2,298
Retained earnings (accumulated deficit)	(20,882)	(20,882)
Total shareholders’ equity	$1,394	$6,069

Total liabilities and shareholders’ equity	$21,701	$24,996

DIVIDEND POLICY

We currently intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.  Dividend distributions are subject to the discretion of our board of directors and will depend on a number of factors, including our operating results, future capital resources available for distribution, capital requirements, financial condition, the tax implications of dividend distributions on our income, future prospects and any other factors our board of directors may deem relevant. However, we have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to finance operations and expand our business.

The distribution of dividends may also be limited by the Israeli Companies Law, which permits the distribution of dividends only out of “profits,” as such term is defined in the Israeli Companies Law. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. For purposes of the Israeli Companies Law, profits means the greater of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared for periods no more than six months prior to the date of distribution. In addition, dividends may be paid with the permission of an Israeli court, provided that there is no reasonable concern that payment of the dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors, subject to the provisions of the Israeli Companies Law.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares have traded on the NASDAQ Capital Market under the symbol “ELTK” since our initial public offering in 1993.

Annual Share Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low

2014	$14.35	$5.70
2015	$8.25	$4.05
2016	$7.35	$3.60
2017	$8.95	$2.65
2018	$5.95	$2.00

Quarterly Stock Information

2018
First Quarter	$5.95	$3.46
Second Quarter	$4.64	$3.5
Third Quarter .	$4.48	$3.41
Fourth Quarter	$5.95	$2.00
2019
First Quarter (through March 15, 2019)	$2.84	$2.10

The last sale price of our ordinary shares on the NASDAQ Capital Market on March 15, 2019 was $2.10 per ordinary share.

DILUTION

Purchasers of our ordinary shares in the rights offering will experience an immediate dilution of the net tangible book value per ordinary share.  Our net tangible book value as of September 30, 2018 was approximately $1.4 million, or $0.69 per ordinary share (based upon 2,028,552 of our ordinary shares outstanding as of such date).  Net tangible book value per share is equal to our total net tangible book value, which is our total tangible assets less our total liabilities, divided by the number of our ordinary shares outstanding.  Dilution per share equals the difference between the amount per share paid by purchasers of ordinary shares in the rights offering and the net tangible book value per ordinary share immediately after the rights offering.

Based on an assumed offering of a maximum of 3,380,920 ordinary shares at an assumed offering price of $1.464 per share and after deducting estimated offering expenses payable by us of approximately $185,000, and the application of the estimated $4.8 million of net proceeds from the rights offering, our pro forma net tangible book value as of September 30, 2018 would have been approximately $6.2 million, or $1.14 per share.  This represents an immediate increase in pro forma net tangible book value to existing shareholders of $0.45 per ordinary share and an immediate dilution to purchasers in the rights offering of $0.33 per ordinary share.

The following table illustrates this per share dilution assuming a fully subscribed rights offering of 3,380,920 ordinary shares at the assumed subscription price of $1.464 per share:

Subscription price per share		$1.464
Net tangible book value per ordinary share prior to the rights offering	$0.69
Increase per ordinary share attributable to this offering	$0.45
Pro forma net tangible book value per share after the rights offering		$1.14
Dilution in net tangible book value per share to purchasers		$0.33

SHARE OWNERSHIP

The following table sets forth certain information as of March 7, 2019 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Nistec Golan Ltd. (3)	1,024,419	50.5%
Yitzhak Nissan (3)(4)	124,028	56.6%
 ___________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 2,028,552 ordinary shares issued and outstanding as of March 6, 2019.

(3)
Nistec Ltd. transferred it shares to Nistec Golan. in December 2018. Nistec Golan is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec Golan.

THE RIGHTS OFFERING

Terms of the Offer

We are distributing at no charge to the holders of our ordinary shares on March 18, 2019, which we refer to as the record date, subscription rights to purchase up to an aggregate of 3,380,920 of our ordinary shares.  We expect the total subscription price for the rights offered in the rights offering to be at maximum $4.8 million, assuming full exercise of all the subscription rights and after deducting expenses related to the rights offering payable by us estimated at approximately $185,000.  See below for additional information regarding subscription by DTC.

Each shareholder is being issued five (5) subscription rights for every three (3) ordinary shares owned on the record date.  Each subscription right carries with it a basic subscription right and an over-subscription right.

Each subscription right entitles the holder to purchase, at the subscription price of $1.464, one ordinary share.

Subscription right holders who fully exercise their basic subscription rights will be entitled to subscribe for additional ordinary shares that remain unsubscribed as a result of any unexercised basic subscription rights. We refer to this as the over-subscription right. You must exercise your rights with respect to the basic subscription right and the over-subscription right at the same time. We will allocate the available shares proportionately by calculating the number of rights you properly exercised using your basic subscription rights relative to the number of rights properly exercised using the basic subscription rights by all subscribers who have over-subscribed. If this allocation results in you being allocated a greater number of shares than you subscribed for, then you will be allocated only that number of shares for which you subscribed, and the remaining shares will be allocated among all other holders exercising the over-subscription privilege on the same basis described above. This allocation process will be repeated until all shares subscribed for have been allocated.

Your subscription rights may only be exercised for whole numbers of ordinary shares; no fractional ordinary shares will be issued in the rights offering.  See below “Fractional Securities.”

The subscription rights are not transferable (except by operation of law), and will not be tradable on any trading market.

You may be subject to certain regulatory requirements if, as a result of the exercise of your subscription rights, you reach certain holding thresholds of beneficial ownership of our ordinary shares.  For example, if your exercise of subscription rights results in you beneficially owning more than 5% of our ordinary shares, you may be required to file a Schedule 13D or Schedule 13G with the SEC.

Subscription rights may be exercised at any time during the subscription period, which commences on March 18, 2019 and ends at 5:00 p.m., New York City time, on April 9, 2019, the expiration date, unless we decide to terminate the rights offering earlier.  If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer, bank or other nominee (including a member of DTC), rather than in your own name, and you wish to exercise your subscription rights, you should contact your nominee to exercise your subscription rights sufficiently in advance of the expiration of the subscription period in order to ensure timely delivery of a subscription rights certificate reflecting your exercise.  Your nominee will instruct you as to the proper time and form of payment of the subscription price. Any rights not exercised at or before the applicable time will expire without any payment to the holders for those unexercised rights.  See “Methods for Exercising Rights.”

The subscription rights will be evidenced by subscription rights certificates that will be sent to shareholders.  The subscription rights will not be tradable on any stock exchange or market.

There is no minimum subscription amount required for consummation of the rights offering.

Allocation and Exercise of Over-Subscription Rights

In order to properly exercise an over-subscription right, a rights holder must: (i) exercise its basic subscription right in full; (ii) indicate on its subscription rights certificate that it submits with respect to the exercise of the rights issued to it how many additional ordinary shares it is willing to acquire pursuant to its over-subscription right; and (iii) concurrently deliver the subscription payment related to its over-subscription right at the time it makes payment for its basic subscription right in accordance with the procedures described in this prospectus.

We will allocate the available whole shares proportionately by calculating the number of subscription rights you properly exercised using your basic subscription rights relative to the number of basic subscription rights properly exercised by all subscribers who have over-subscribed. We will seek to honor your over-subscription in full, subject to the limitations set forth herein.  The exercise of your over-subscription privilege may be limited, however, if there are insufficient shares available, so you may receive fewer shares than you subscribed for pursuant to your over-subscription privilege. If this allocation results in you being allocated a greater number of shares than you subscribed for, then you will be allocated only that number of shares for which you subscribed, and the remaining shares will be allocated among all other holders exercising the over-subscription privilege on the same basis.  This allocation process will be repeated until all shares subscribed for have been allocated. Fractional shares resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share.

Subscription rights payments for basic subscriptions and over-subscriptions will be deposited upon receipt by the subscription agent or us and held in a segregated account with the subscription agent pending a final determination of the number of ordinary shares to be issued pursuant to the over-subscription right. If the prorated amount of rights allocated to you in connection with your over-subscription right is less than your over-subscription request, then the excess funds held by the subscription agent or us on your behalf will be returned to you promptly without interest or deduction.

Brokers, dealers, banks and other nominee holders of rights, including DTC members, will be required to certify to the subscription agent before any over-subscription right may be exercised with respect to any particular beneficial owner as to (i) the number of rights exercised pursuant to its basic subscription right; and (ii) the number of rights subscribed for pursuant to the over-subscription right of such beneficial owner.

We will not offer or sell in connection with the rights offering any ordinary shares that are not subscribed for pursuant to the basic subscription right or the over-subscription right.

Fractional Securities

We will issue only whole numbers of securities in the rights offering.  Accordingly, if you are entitled to receive a fraction of a subscriptions right in the rights offering, we will round down to the nearest whole number.  With respect to ordinary shares registered on our shareholder register maintained by our transfer agent, including those held in the name of DTC, such rounding will be made with respect to each record and beneficial shareholder.

Subscription rights may only be exercised for whole numbers of ordinary shares; no fractional ordinary shares will be issued in the rights offering.

Subscription Intentions of Our Controlling Shareholders

In December 2018, Nistec Ltd., transferred its shares of the Company to Nistec Golan. Nistec Golan  is, as of the date hereof, our controlling shareholder, which currently hold 50.5% of our voting rights. Nistec Ltd., has informed us in November 2018 that it intended to exercise its subscription right by converting approximately $2.5 million of debt owed to it by the Company into the Company’s ordinary shares.  In March 2019, Nistec informed us that instead of convertinghthe debt owed to it, it will participate in the rights offering by means of a cash investment in an amount of at least $2.5 million.

Expiration of the Rights Offering

You may exercise your subscription rights at any time before 5:00 p.m., New York City time on April 9, 2019, the expiration date of the rights offering, unless we decide to terminate the rights offering earlier.  We may not extend the expiration date of the rights offering.

If you are a beneficial owner of our ordinary shares and/or hold them through a broker, dealer, bank or other nominee (including a member of DTC), rather than in your own name, and you wish to exercise your subscription rights, you should contact your nominee to exercise your subscription rights sufficiently in advance of the expiration of the subscription period in order to ensure timely delivery of a subscription rights certificate reflecting your exercise.  Your nominee will instruct you as to exercising your basic and over-subscription rights and as to the proper time and form of payment of the subscription price. See “Methods for Exercising Rights” for the deadlines and other details regarding exercising subscription rights.

Any rights not exercised at or before the applicable time will have no value and expire without any payment to the holders of those unexercised rights.  We will not be obligated to honor your exercise of subscription rights if the subscription agent or Eltek receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents.

Revocation, Termination and Amendment of the Rights Offering

No Revocation.  Once you send in your subscription rights certificate and payment, you cannot revoke the exercise of either your basic or over-subscription rights, even if the market price of our ordinary shares is below the $1.464 per share subscription price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional ordinary shares at the proposed subscription price.

Termination; Cancellation.  We may cancel or terminate the rights offering in our sole discretion at any time prior to 5:00 p.m. New York City time on April 9, 2019, for any reason (including, without limitation, a change in the market price of our ordinary shares).  If the offering is terminated, all rights will expire and we will promptly arrange for the refund, without interest or deduction, of any funds received from holders of subscription rights. Any cancellation or termination of the rights offering will be followed as promptly as practicable by an announcement.

Amendments. We may amend or modify the terms of the rights offering, including the extension of the expiration date of the rights offering.

Reasons for the Rights Offering; Determination of the Offering Price

We are making the rights offering in order to meet the terms of Nasdaq’s Listing Rule 5550(b)(1), under which a company must maintain a minimum of $2,500,000 in shareholders’ equity, or meet the alternatives of market value of listed securities or net income from continuing operations, for continued listing. On December 7, 2018, we received a notice from Nasdaq advising that we have been granted an extension of time to regain compliance with the shareholders’ equity requirement until March 31, 2019. Therefore, the Company is executing this rights offering, subject to our board of directors discretion to terminate it. We have been informed by Nistec that it intend to subscribe for and deliver payment of approximately $2.5 million prior to March 31, 2019.  If we fail to provide evidence of compliance with the shareholders’ equity requirement by March 31, 2019, we may be subject to delisting.

We do not currently have specific plans or commitments with respect to the net proceeds from this offering and, accordingly, are unable to quantify the allocation of such proceeds among potential uses. We will have broad discretion in the way that we use the net proceeds of this offering.  Although we believe that the rights offering will allow for continued listing, and strengthen our financial condition, our board of directors is not making any recommendation as to whether you should exercise your subscription rights.

Our board of directors appointed a special committee to oversee the rights offering and make a recommendation to the board of directors with respect to the terms of the rights offering.  The special committee is composed of three independent member of our board of directors Erez Meltzer, Gad Dovev and Ilana Lurie.  The special committee recommended the subscription price to our board of directors, which in turn considered the terms of the rights offering.  In determining the pricing of the rights offering, the special committee and our board of directors considered, among other things, the need to offer the shares at a price that would be attractive to investors relative to the then current trading price for our ordinary shares, historical and current trading prices for our ordinary shares, the need for capital and alternatives available to us for raising capital, the need to increase our shareholders' equity, potential market conditions and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis.  In conjunction with its review of these factors, the special committee and our board of directors reviewed, with the assistance of management and financial and legal advisors, our history and prospects, including our past and present earnings, our prospects for future earnings, and the outlook for our industry, our current financial condition and a range of subscription prices compared to market prices in various prior rights offerings.  The subscription price does not necessarily bear any relationship to any other established criteria for value.  You should not consider the subscription price as an indication of value of our company or our ordinary shares.  You should not assume or expect that, after the rights offering, our ordinary shares will trade at or above the subscription price in any given time period.  The market price of our ordinary shares may decline during or after the rights offering, and you may not be able to sell the shares of our ordinary shares purchased during the rights offering at a price equal to or greater than the subscription price.  You should obtain a current quote for our ordinary shares before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of this rights offering.

Subscription Agent

American Stock Transfer & Trust Company, LLC will act as the subscription agent in connection with the rights offering with respect to holders of our ordinary shares. for the benefit of brokers, dealers, banks and other nominees.  The subscription agent will receive for its administrative, processing, invoicing and other services a fee estimated to be approximately one-time administration fee of $16,000.00 and $20 per exercise, plus reimbursement for all reasonable out-of-pocket expenses related to the rights offering.

Completed subscription rights certificates of such holders must be sent together with full payment of the subscription price for all shares subscribed for through the exercise of the subscription right (including over-subscription rights) to the subscription agent by one of the methods described below:

By Hand, Mail or Overnight Courier:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue, Brooklyn, NY 11219
Attn: Reorganization Department

Delivery to an address other than the address listed above will not constitute valid delivery and, accordingly, may be rejected by us.

If you use the mail, we recommend that you use insured, registered mail, return receipt requested. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents. We will accept only properly completed and duly executed subscription rights certificates actually received at the address listed above, at or prior to 5:00 p.m., New York City time, on April 9, 2019. See “Payment of Subscription Price” below.

If you are a beneficial owner of our ordinary shares and/or hold them through a broker, dealer, bank or other nominee (including a participant of DTC), rather than in your own name and you wish to exercise your subscription rights, you should contact your nominee to exercise your subscription rights sufficiently in advance of the expiration date of the rights offering in order to ensure timely delivery of a subscription rights certificate reflecting your exercise. Your nominee will instruct you as to the proper time and form of payment of the subscription price.

Information Agent

If you have any questions or need further information about the rights offering, or for additional copies of this prospectus, please contact D.F. King, our Information Agent for the rights offering, toll free at (800)-283-2170.

Methods for Exercising Rights

Rights are evidenced by subscription rights certificates that will be sent to record date shareholders registered on our shareholder register maintained at American Stock Transfer & Trust Company, LLC or, if a record date shareholder’s ordinary shares are held by a depository or nominee on his, her or its behalf, to such depository or nominee.

Record date shareholders registered on our shareholder register maintained by the subscription agent

Rights of record date shareholders registered on our shareholder register maintained at the subscription agent may be exercised by record holders or such depositories or nominees by completing and signing the subscription rights certificate that accompanies this prospectus and mailing it in the envelope provided, or otherwise delivering the completed and duly executed subscription rights certificate to the subscription agent, together with payment in full (including for over-subscription rights) for the ordinary shares at the subscription price by the expiration date of the rights offering.  Completed subscription rights certificates and related payments must be received by the subscription agent prior to 5:00 p.m., New York City time, on or before April 9, 2019, at the offices of the subscription agent at the address set forth above.

Shareholders whose ordinary shares are held as of the record date by a nominee, such as a broker, dealer, bank or other nominee rather than in their own name, must contact that nominee to exercise their rights sufficiently in advance of the expiration date of the rights offering in order to ensure timely delivery of a subscription rights certificate reflecting their exercise.  In that case, the nominee will complete the subscription rights certificate on behalf of the record date shareholder and arrange for proper payment by one of the methods set forth under “Payment of Subscription Price” below.

Nominee Holders

If you are a broker, a trustee or a depositary for securities that holds our ordinary shares for the account of others as a nominee holder, you should notify the respective beneficial owners of such shares as soon as possible of the issuance of the rights to find out such beneficial owners’ intentions.  You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners.  If the beneficial owner so instructs, you should complete the appropriate subscription certificates.  A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of our ordinary shares on the record date, so long as the nominee submits the appropriate subscription certificates and certifications and proper payment to us.

General

All questions as to the timeliness, validity, form, eligibility (including times of receipt and matters pertaining to beneficial ownership) and the acceptance of subscription forms and the subscription price will be determined by us, which determinations will be final and binding.  No alternative, conditional or contingent subscriptions will be accepted.

We reserve the right to reject any exercise if such exercise is not in accordance with the terms of the rights offering or not in proper form or if the acceptance thereof or the issuance of our ordinary shares thereto could be deemed unlawful.  We reserve the right to waive any deficiency or irregularity with respect to any subscription rights certificate.  Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion.  We will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription rights certificates or incur any liability for failure to give such notification.

Payment of Subscription Price

Record Holders registered on our shareholder register maintained by the subscription agent

If you are a holder of our ordinary shares that is registered on our shareholder register maintained at American Stock Transfer & Trust Company, LLC, you may send the subscription rights certificate together with payment for the rights exercised based on the subscription price of $1.464.  To be accepted, the payment, together with a properly completed and executed subscription rights certificate, must be received by the subscription agent at the subscription agent’s office set forth above (see “Subscription Agent”), at or prior to 5:00 p.m., New York City time, on April 9, 2019.

All payments to the subscription agent must be in U.S. dollars by check made payable to “American Stock Transfer and Trust Company, LLC, as Subscription Agent,” or bank wire to  JPMorgan Chase Bank, 55 Water Street, New York, New York 10005, ABA #021000021, Account # 530-354616 American Stock Transfer FBO Eltek Ltd., with reference to the rights holder's name.

The subscription agent will deposit all funds received prior to the final payment date into a segregated account pending pro-ration and distribution of the ordinary shares.

The method of delivery of subscription rights certificates and payment of the subscription price to the subscription agent will be at the election and risk of the participating rights holders, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to 5:00 p.m., New York City time, on April 9, 2019.  Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier’s check or money order.

Whichever of the methods described above is used, issuance of the ordinary shares is subject to collection of checks and actual payment.

If a participating rights holder who subscribes for shares as part of the subscription right or the over-subscription right does not make payment of any amounts due by the expiration date, the subscription agent reserves the right to take any or all of the following actions: (i) reallocate the ordinary shares to other participating rights holders in accordance with the over-subscription right; (ii) apply any payment actually received by it from the participating rights holder toward the purchase of the greatest whole number of ordinary shares which could be acquired by such participating rights holder upon exercise of the basic subscription right and any over-subscription right; and/or (iii) exercise any and all other rights or remedies to which it may be entitled, including the right to set off against payments actually received by it with respect to such subscribed for ordinary shares.

Delivery of Share Certificates

Share certificates for ordinary shares will be sent promptly after the expiration of the rights offering and payment of the subscription price by the individual holder has cleared.

If You Have Questions

If you have any questions or need further information about the rights offering, or for additional copies of this prospectus or subscription rights certificates, please call D.F. King, our Information Agent, toll free at (800)-283-2170, or, if you are located in Israel, you may also contact our Chief Financial Officer, at +972-3- 9395023, during his normal business hours.

PLAN OF DISTRIBUTION

Immediately following the effective date of this prospectus, we will distribute, at no cost, the subscription rights certificates and copies of this prospectus to all holders of record of our ordinary shares on March 18, 2019.  If you wish to exercise your subscription rights and purchase our ordinary shares, you should complete the subscription rights certificate and return it, with payment of the subscription price, or follow the procedure for subscription by shareholders whose ordinary shares are held by a nominee, as set forth in “The Rights Offering.”

DESCRIPTION OF SHARE CAPITAL

The following descriptions of our share capital and provisions of our articles of association are summaries and are qualified by reference to the articles of association to be effective immediately prior to the closing of this offering

Rights Attached to Shares

Following our 1-for-5 reverse stock split in November 2017, our authorized share capital consists of NIS 30,000,000 divided into 10,000,000 ordinary shares, nominal value of NIS 3.00 each.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to the ordinary shares are as follows:

Dividend rights.  Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of its profits.  If after 30 days a dividend has been declared and it is still unclaimed, the dividend may be invested or otherwise used by us for our own account, as we deem fit, until such dividend is claimed; and we will not be deemed a trustee in respect thereof.  We are not obliged to pay, and may not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fail to collect the same or to provide us the necessary information for the payment thereof, or if we are for any other reason unable to pay the dividend to such shareholder.

Voting rights.  Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.  less otherwise required by law or our articles of association, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon.

Generally, at each annual meeting of shareholders, directors are elected by a vote of the holders of a majority of the voting power represented and voting on the matter.  All the members of our board of directors (except our external directors) may be reelected upon completion of their term of office.

Rights to share in our profits.  Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights to share in surplus in the event of liquidation.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Changing Rights Attached to Shares

According to our articles of association, in order to change the rights attached to any class of shares, such change must be adopted by a resolution in writing by the holders of the majority of the issued shares of such class or by an ordinary resolution at a separate general meeting of the holders of the affected class.

Annual and Extraordinary Meetings of Shareholders

The board of directors must convene an annual general meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  In addition, the board of directors must convene a special general meeting of the shareholders upon the demand of any of: (1) two of the directors; (ii) 25% of the nominated directors; (iii) one or more shareholders holding at least 5% of our company’s issued and outstanding share capital and at least 1% of the voting power in the company; or (iv) one or more shareholders holding at least 5% of the voting power in our company.

The quorum required for a shareholders meeting consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital.  A meeting adjourned for lack of a quorum is adjourned by seven business days, at the same time and place, or any later time and place as the board of directors designate in a notice to the shareholders.  The requisite quorum at an adjourned general meeting will be: (i) if the original meeting was convened upon requisition by shareholders pursuant to the Israeli Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and (ii) in any other event - one or more shareholders, present in person or by proxy, holding at least one share.  We do not follow the requirements of the NASDAQ Stock Market Rules regarding the quorum at shareholder meetings.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association nor our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

Full Tender Offer.  A person wishing to acquire shares of a publicly traded Israeli company who would as a result hold over 90% of the company’s issued and outstanding share capital, or of a certain class of shares, is required by the Israeli Companies Law to make a full tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be.  If: (i) the shareholders who do not accept the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, and the majority of shareholders having no personal interest in the offer accepted it; or (ii) shareholders who do not accept the offer hold less than 2% of the issued share capital of the company; then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  However, the shareholders may petition the court to determine the consideration for the acquisition if the consideration is less than the shares’ fair value (unless the acquirer has specified in the tender offer that any shareholder tendering his shares will not be entitled to such appraisal rights).  If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

Special Tender Offer.  An acquisition of control bloc of shares in a public Israeli company must be made by means of a special tender offer if as a result of the transaction the acquirer could become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.  Similarly, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser could become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions is met.  Such exemptions include: (a) acquisition of shares issued pursuant to a private placement approved by a general meeting of the company as a private placement intended to provide the purchaser with holdings of 25% or more of the voting rights in the company, if there is no other shareholder of the company who holds more than 25% of the voting rights in the company, or with holdings of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, (b) acquisition of shares from a holder of 25% or more of the voting rights in the company following which the purchaser will hold 25% or more of the voting rights in the company, or (c) acquisition of shares from a holder of 45% or more of the voting rights in the company following which the purchaser will hold 45% or more of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  A special tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (disregarding holders who control the offeror or have a personal interest in the acceptance of the offer or holders of 25% or more of the voting rights of the company, any of their relatives, or corporations controlled by any of the above).

If a special tender offer is accepted, then the purchaser, any corporation controlled by it, or any person or entity controlling it or under common control with the purchaser may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.  The Companies Law permits merger transactions between Israeli companies, if approved by each party’s board of directors and, unless certain requirements are met, the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened with prior notice of at least 35 days.  A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

Since our company was incorporated prior to the entry into effect of the Israeli Companies Law, a merger transaction requires the approval of a special majority of 75% or more of the shareholders voting on the matter (disregarding abstentions) for purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting (disregarding abstentions) that are held by any of: (1) parties other than the other party to the merger; (2) parties who hold 25% or more of the voting rights or any means of control or the right to appoint 25% or more of the directors of the other party; or (3) anyone on such parties’ behalf, including relatives of such parties and corporations controlled them, vote against the merger.  If, however, the merger involves a merger with a company’s own controlling party or if the controlling party has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling parties.

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the value of the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated until at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the acquiring company.  A merger is not subject to the approval of the shareholders of the acquiring company in any of the following events:

•	the merger does not require the alteration of the memorandum or articles of association of the acquiring company;

•
the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the acquiring company, on a fully diluted basis;

•
neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the acquiring company and there is no person that holds 25% or more of the means of control in both companies.

Disclosure of Shareholders Ownership

The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership in the records of the Israeli Companies Registrar.

Changes in Our Capital

Changes in our capital are subject to the approval of a simple majority of shareholders present and voting at any shareholders meeting.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain  material U.S. federal income tax consequences to U.S. Holders of the receipt, exercise and disposition of rights, and of owning and disposing of ordinary shares issued upon the exercise of the rights (“new ordinary shares”), but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular investor. This discussion applies only to U.S. Holders that hold our existing ordinary shares and will hold the rights and the new ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of accounting;

•	persons holding rights or new ordinary shares as part of a hedge, straddle, conversion transaction or integrated transaction;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons who own or are deemed to own 10% or more of our voting shares; or

•	persons holding existing ordinary shares, rights or new ordinary shares in connection with a trade or business conducted outside the United States.

If a partnership holds the existing ordinary shares, rights or new ordinary shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the tax treatment of the partnership. Partnerships holding existing ordinary shares, rights or new ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the receipt, exercise and disposition of the rights and of owning and disposing of new ordinary shares.

This summary is based upon the tax laws of the United States including the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Israel and the United States (the “Treaty”), all as of the date hereof, and any of which could be subject to change, possibly with retroactive effect.

A “U.S. Holder” is a person that is eligible for the benefits of the Treaty and is, for U.S. federal income tax purposes, a beneficial owner of existing ordinary shares that is one of the following:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

U.S. Holders are urged to consult their tax advisors as to the U.S. federal, state, local and non-U.S. tax consequences of the receipt of rights, the exercise or disposition of rights and of owning and disposing of new ordinary shares in their particular circumstances.

Except as described below, this discussion assumes that we are not, and will not become, a PFIC for any taxable year.

Taxation of the Rights

Receipt of the Rights

The receipt of the rights by a U.S. Holder of existing ordinary shares pursuant to the rights offering will be treated as a non-taxable distribution with respect to the existing ordinary shares for U.S. federal income tax purposes.

If on the date of distribution, the fair market value of the rights is less than 15% of the fair market value of the existing ordinary shares with respect to which the rights were distributed, the rights will be allocated a zero basis for U.S. federal income tax purposes, unless the U.S. Holder affirmatively elects to allocate basis in proportion to the relative fair market values of its existing ordinary shares and the rights received (determined on the date of distribution). This irrevocable election must be made in a U.S. Holder’s U.S. federal income tax return for the taxable year in which the rights are received, and will apply to all rights received by the U.S. Holder pursuant to the rights offering.

If on the date of distribution the fair market value of the rights is at least 15% of the fair market value of the existing ordinary shares with respect to which the rights are distributed, the basis of the U.S. Holder’s ordinary shares must be allocated between its existing ordinary shares and the rights in proportion to their fair market values (determined on the date of distribution).

Exercise of the Rights

The exercise of a right by a U.S. Holder should not be a taxable transaction for U.S. federal income tax purposes. The U.S. Holder’s tax basis in new ordinary shares received upon exercise of the rights should equal the subscription price and the U.S. Holder’s tax basis, if any, in the exercised rights. The holding period for the new ordinary shares received will begin on the day the underlying rights are exercised.

Sale or Other Taxable Disposition of the Rights

For U.S. federal income tax purposes, gain or loss realized on a sale or other taxable disposition of rights by the U.S. Holder will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the rights is more than one year. For these purposes, the holding period for the rights will include the holding period of the existing ordinary shares with respect to which the rights were distributed. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the rights disposed of and the U.S. Holder’s amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Expiration of the Rights

If a U.S. Holder allows rights to expire without exercising them, the rights will be deemed to have a zero basis and, therefore, the U.S. Holder will not recognize any loss upon the expiration of the rights. Any tax basis from existing ordinary shares that was allocated to the lapsed rights will be reallocated back to such existing ordinary shares.

Taxation of the New Ordinary Shares

Taxation of Distributions

Distributions paid on the new ordinary shares, other than certain pro rata distributions of ordinary shares, or rights to purchase ordinary shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Since we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. Holders will generally be required to treat all distributions made with respect to new ordinary shares as taxable dividends and include them in income on the date of receipt. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders will be taxable at favorable rates applicable to long-term capital gains (currently 20%). The dividend income will include any amounts withheld by us or our paying agent in respect of Israeli taxes. The dividend will be treated as foreign-source income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in NIS will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to applicable limitations that vary depending upon a U.S. Holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding the applicable rate provided by the Treaty may be creditable against the U.S. Holder’s U.S. federal income tax liability. Israeli taxes withheld in excess of the applicable rate allowed by the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign tax credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

Sale and Other Disposition of the New Ordinary Shares

Gain or loss realized on the sale or other disposition of the new ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the new ordinary shares for more than one year. The amount of gain or loss will equal the difference between the U.S. Holder’s tax basis in the new ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2018 and do not expect to be a PFIC in 2019. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we have not been a PFIC in prior taxable years or that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share (and under proposed Treasury regulations, a right), certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share (or right) would be allocated ratably over the U.S. Holder’s holding period for the ordinary share (or right). The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend (or the prior taxable year), the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621.

Transfer Reporting Requirements

A U.S. Holder that subscribes for new ordinary shares may be required to file IRS Form 926 with the IRS if the aggregate subscription price paid by the U.S. Holder, when aggregated with all transfers of cash made by the U.S. Holder (or any related person) to us within the preceding twelve-month period, exceeds 100,000 U.S. dollars (or its foreign currency equivalent) and certain other conditions are met. U.S. Holders that are required to file Form 926, but fail to do so, could be subject to substantial penalties. U.S. Holders should consult their tax advisors to determine whether they are subject to any Form 926 filing requirements.

Net Investment Income Surtax

Individuals, trusts and estates that have income exceeding certain thresholds are subject to a 3.8% surtax on their net investment income, which would include dividends on and any gain from the disposition of ordinary shares.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient and certifies its status as such, or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and under proposed Treasury regulations, certain entities controlled by individuals) may be required to report on IRS Form 8983 information relating to their holdings of our securities, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the application of these rules in the U.S. Holders’ particular circumstances.

CERTAIN ISRAELI TAX CONSIDERATIONS

The following are the material Israeli income tax consequences to the holders described below of the receipt and exercise and disposition of rights, and of owning and disposing of ordinary shares issued upon the exercise of the rights (“new ordinary shares”), but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s investment decision. This discussion applies only to holders that hold our existing ordinary shares and will hold the rights and the new ordinary shares as capital assets for Israeli income tax purposes.  In addition, it does not describe all of the tax consequences that may be relevant in light of the holder’s particular circumstances.  To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question.

The Distribution and Exercise of the Subscription Rights

We do not believe that the receipt and exercise of your subscription rights will be taxable; however, no tax ruling from the Israeli Income Tax Authority will be sought for the rights offering.

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets (or rights to capital assets) located in Israel, including shares of Israeli companies by non-residents of Israel and disposition of subscription rights, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of securities of Israeli companies publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, such as NASDAQ, provided however that such shareholders did not acquire their securities prior to an initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel.  However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In certain instances where our shareholders may be liable for Israeli tax on the sale of their securities, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

In addition, pursuant to the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions, or unless capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel.  In such case, the Treaty U.S. Resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Residents on Dividend Distributions

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Israeli source of income includes passive income such as dividends.  On distributions of dividends other than bonus shares or stock rights distributions, income tax is generally withheld at source at the rate of 25% unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel Tax Treaty, such tax rate may be reduced to 12.5% if the shareholder is a U.S. corporation and holds at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year, and provided not more than 25% of our gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding shares of the voting stock of which is owned by us. Since we have carried forward losses, we have not needed to utilize such benefits.

EXPENSES OF THE OFFERING

We have agreed to pay all of the expenses incidental to the rights offering, including, without limitation, all registration and filing fees, fees and expenses of our counsel and accountants and transfer agent and subscription agent fees.  We estimate that the expenses for the rights offering will be approximately $185,000. The following table sets forth the various expenses expected to be incurred by us in connection with the rights offering.  All amounts shown are estimates, except the SEC registration fee.

Expenses	Amount
SEC registration fee	$606
Printing, EDGAR and mailing fees	8,000
Legal fees and expenses	45,000
Accounting fees and expenses	55,000
Subscription agent fees and expenses	17,000
Information agent fees and expenses	9,000
Miscellaneous costs	50,394
Total	$185,000

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

Non-residents of Israel who purchase our ordinary shares may freely convert all amounts received in Israeli currency in respect of such ordinary shares, whether as a dividend, liquidation distribution or as proceeds from the sale of the ordinary shares, into freely-reparable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998.  Since January 1, 2003, all exchange control restrictions have been eliminated (although there are still reporting requirements for foreign currency transactions).  Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

The State of Israel does not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Amit, Pollak, Matalon & Co., Tel Aviv, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Carter Ledyard & Milburn LLP, New York, New York.

EXPERTS

The consolidated financial statements as of September 30, 2018 included in this prospectus have been so included in reliance on the report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, given on the authority of said firm as experts in auditing and accounting.

MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein and as disclosed in this prospectus, no reportable material changes have occurred since December 31, 2017.

WHERE YOU CAN FIND MORE INFORMATION;
 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

 We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which means that we are required to file annual and periodic reports and other information with the SEC.  The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy, information and registration statements, and other information regarding us that we file electronically with the SEC.  In addition, we make available, without charge, through our website, http://www.nisteceltek.com/, electronic copies of various filings with the SEC, including copies of our Annual Report on Form 20-F.  The information on our website is not and should not be considered part of this prospectus and is not incorporated into this prospectus by reference. The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents filed separately with the SEC.  The information we incorporate by reference is an important part of this prospectus.  We are incorporating by reference in this prospectus the documents listed below, all of which we have previously filed with the SEC.

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2017;

•
Our Reports on Form 6-K furnished to the SEC on April 30, 2018 (two reports), May 23, 2018, May 29, 2018, June 19, 2018, June 27, 2018 (two reports), July 3, 2018, July 16, 2018, July 26, 2018 (two reports), August 2, 2018, September 6, 2018, September 20, 2018, September 27, 2018, October 4, 2018, November 7, 2018 (two reports), November 19, 2018, December 11, 2018, December 17, 2018, December 20, 2018, January 9, 2019, January 22, 2019, February 19, 2019 and March 7, 2019; and

•	The description of our ordinary shares contained in our Annual Report on Form 20-F for the year ended December 31, 2017.

Any statement contained in a document that is incorporated by reference into this prospectus will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement.  Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide a copy of any or all of the reports or filings that we have incorporated in this prospectus at no cost, by writing or telephoning us at the following address or telephone number:

Eltek Ltd.
20 Ben Zion Gelis Street,
Sgoola Industrial Zone,
Petach Tikva 4927920, Israel
Tel: +972-3-9395025
Fax: +972-3- 9342584
Attention: Alon Mualem, CFO

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and any Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because a majority of our assets and most of our directors, officers and such Israeli experts are located outside of the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have irrevocably appointed Eltek USA Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

We have been informed by our legal counsel in Israel, Amit, Pollak, Matalon & Co., that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the basis that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things, the following key conditions are met:

•
the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the judgment is enforceable according to the law of the foreign state in which the relief was granted;

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel; and

•	the substance of the judgment and its enforcement is not contrary to the law, public policy, security or sovereignty of the State of Israel.

Even if the above conditions are met, an Israeli court will not enforce a U.S. judgment in a civil matter if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the judgment was obtained by fraud;

•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in NIS at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in non-Israeli currency. Pending collection, the amount of the judgment of an Israeli court stated in NIS ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

SUBSCRIPTION RIGHTS TO PURCHASE UP TO 3,380,667 ORDINARY SHARES

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PROSPECTUS

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You should rely only on the information incorporated by reference or provided in this prospectus.  We have not authorized anyone to provide you with different information.  We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

March  18, 2019